FORM 43-101F1
TECHNICAL REPORT
for the
GOLDEN PROMISE PROPERTY

BADGER AND GRAND FALLS AREAS
NTS 12A/16 and 02D/13
NEWFOUNDLAND AND LABRADOR
for
RUBICON MINERALS CORPORATION

Prepared by:
Qualified Person
Larry R. Pilgrim, B.Sc. P. Geo.

January 6, 2006

TABLE OF CONTENTS

SUMMARY	1
1.0 INTRODUCTION AND TERMS OF REFERENCE	3
2.0 DISCLAIMER	3
3.0 PROPERTY DESCRIPTION AND LOCATION	3
3.2 Golden Promise – Mercer Option	3
3.3 Goldstream Option	4
3.4 OB Option	4
4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	6
5.0 HISTORY	7
6.0 GEOLOGICAL SETTING	8
6.1 Regional Geology	8
6.2 Property Geology	8
6.2.1 Stratigraphy	8
6.2.2 Structure	8
6.2.3 Alteration	9
7.0 DEPOSIT TYPES	12
8.0 MINERALIZATION	12
8.1 Mode of Occurrence	12
8.2 Mineralized Zones	14
9.0 EXPLORATION	15
9.1 Prospecting	15
9.1.1 Jaclyn Area (including Jaclyn East and Justin’s Hope)	15
9.1.2 Jaclyn West Area	16
9.1.3 Shawn’s Shot Gold Occurrence	16
9.1.4 Branden Float Occurrence	17
9.1.5 Otter Brook Occurrence	17
9.1.6 Tom Joe Occurrence	17
9.2 Soil Sampling	17
9.2.1 Jaclyn Area (including Jaclyn East and Justin’s Hope)	17
9.2.2 Jaclyn West Area	18
9.2.3 Shawn’s Shot Gold Occurrence	18
9.2.4 Branden Float Occurrence	19
9.2.5 Rushy Pond Area	19
9.2.6 Joe Glodes Area	19
9.2.7 OB West Area	19
9.2.8 Three Angle Pond Area	20
9.3 Ground Geophysical Surveys	21
9.4 Airborne Geophysical Survey	21
9.5 Geological Mapping	21
9.6 Trenching	21
9.6.1 Jaclyn Area	21
9.6.2 Justin’s Hope Occurrence	21
9.6.3 Jaclyn West Area	22
9.6.4 Branden Float Occurrence	22
10.0 DRILLING	23
10.1 August 2002	23
10.2 October to December, 2003	24
10.3 April to May 2004	27

10.4 November to December 2004	27
11.0 SAMPLING METHODOLOGY AND APPROACH	29
12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY	29
13.0 DATA VERIFICATION	30
14.0 INTERPRETATION AND CONCLUSIONS	31
15.0 CONCLUSIONS AND RECOMMENDATIONS	32
16.0 REFERENCES	34
17.0 CERTIFICATE OF THE QUALIFIED PERSON	37

LIST OF TABLES

Table 1. List of Property.	4
Table 2. 2002 to 2004 Drill hole locations and collar data.	24
Table 3. Assay highlights from 2002, 2003 and 2004 drilling.	25

LIST OF FIGURES

Figure 1. Location map of the Golden Promise Property.	5
Figure 2. Tectono-stratigraphic Zones of Newfoundland.	10
Figure 3. Local geology and select occurrences and exploration areas on the Golden Promise Property.	11
Figure 4. Diagramatic cross-section through a typical turbidite hosted gold deposit at Bendigo, Australia (from Johansen, 2001).	13
Figure 5. Jaclyn-Justin’s Hope Area Exploration Summary	at end
Figure 6. Jaclyn West Area Exploration Summary	at end
Figure 7. Shawn’s Shot Occurrence Exploration Summary	at end
Figure 8. Branden Area Exploration Summary	at end
Figure 9. Otter Brook Occurrence and OB West Area Exploration Summary	at end
Figure 10. Rushy Pond Area Exploration Summary	at end
Figure 11. Joe Glodes Area Exploration Summary	at end
Figure 12. Three Angle Pond Area Exploration Summary	at end
Figure 13. Jaclyn Area – Drill Plan	at end
Figure 14. Vertical Longitudinal Section, Jaclyn Zone	at end
Figure 15. Jaclyn Area Cross Section 50+00E	at end

SUMMARY
This 43-101F1 Technical report on the Golden Promise Property was prepared at the request of Rubicon Minerals Corporation (“Rubicon”) in September 2005. The technical report covers Rubicons’ exploration work and results on the Golden Promise Property between August 2002 and September 2005. This report will be used by Rubicon to satisfy reporting requirements for the appropriate regulatory authorities including the British Columbia Securities Commission in connection with Rubicon’s proposed Plan of Arrangement.

The Golden Promise Property is located immediately west of the Town of Grand Falls-Windsor and encompasses the Town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13. Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways, which transect the property. The property comprises 13 map-staked licenses consisting of 1,666 claims for a total combined area of 41,650 ha. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon Minerals.

Gold bearing quartz veins at Golden Promise are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian shale. The property is mapped as being underlain by Badger Group sediments located north of, and presumably up sequence of a conformable contact with Carodocian black shales, which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake supergroup. Stratigraphy in the area is mapped as being upright and moderately to steeply dipping (50º to 90º) with attitudes influenced by open to sub-isoclinal upright folds that plunge moderately towards the northeast. Mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn Zone.

The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia.

Few mineral exploration companies targeted the Badger area prior to Rubicon Minerals Corporation’s initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property. Gold bearing quartz vein float was discovered during the spring of 2002 by local prospector Mr. William Mercer, which eventually led to the discovery of the Jaclyn Zone. One composite sample from ~10 boulders assayed 30 g/t Au.

Exploration since June 2002 on the Golden Promise Property comprises a total of 5,736.31 m of diamond drilling in 46 holes, 8,250 line km of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line km of grid, excavation of 16 trenches, 5,624 B-horizon soil samples and 2,334 rock float, grab and channel samples and regional (1:50,000 scale) and detailed (1:500) geological mapping. The majority of the work, including 30 diamond drill holes has focused on the Jaclyn Zone. Drilling programs during August 2002, Fall 2003 and Spring 2004 along with the airborne survey were completed with financial support (~$412,000) from the Newfoundland and Labrador government's Junior Company Exploration Assistance Program (JCEAP). Highlights of the diamond drill program to date, all from the 2002 and 2003 drill programs at the Jaclyn Zone, include intersections of up to 16.57 g/t Au over an estimated true thickness of 1.64 m (GP02-01); 23.14 g/t Au over an estimated true thickness of 0.67 m (GP02-14); 68.95 g/t Au over an estimated true thickness of 0.21 m (GP02-21); 11.16 g/t Au over 1.6 metres (GP03-24); 18.18 g/t Au over 0.6 metres (GP03-25); 44.59 g/t Au over 0.3 metres (GP03-31), and 12.13 g/t over 0.35 metres (GP03-32). Total exploration expenditures, to the end of September 2005 on the Golden Promise Property, excluding GST/HST, are approximately $2,500,000.

Overall the exploration completed at Golden Promise has been successful to date at defining a high grade mineralizing system at the Jaclyn, Jaclyn North, Jaclyn South Zones and Shawn’s Shot Occurrence that are hosted within a predictive geological environment that bears many similarities to other mesothermal, orogenic, turbidite-hosted gold deposits throughout the world (Bendigo-Ballarat, Eastern Australia; Meguma, Nova Scotia), where auriferous quartz veins are located within regional to local scale anticlines. In all, at least 600 m and 775 m of strike length at the Jaclyn North Zone and the Jaclyn Zone need to be drill tested, respectively.

Based on the encouraging results of exploration conducted to date, a two-phase program on the Golden Promise Property is recommended. The Phase 1 program, consisting of 2000 m of diamond drilling at the Jaclyn North Zone is recommended for 2006. The projected budgeted cost of this program is $220,000. The recommended Phase 2 program comprises diamond drilling (5000 m) at either the Jaclyn or Jaclyn North Zone, dependent upon the results of the Phase 1 program. Anticipated costs of the Phase 2 program are estimated to be $530,000.

The Phase 1 Jaclyn North drilling program should comprise at least 2,000 metres of diamond drilling with the aim of extending the area of known gold mineralization along strike at least 200 m east and west from hole GP03-32 onwards to hole GP04-41 (600 m west). The program should comprise drilling that targets the known mineralized vein systems at a vertical depths of 75 and 200 metres and be completed on, at most, 75 metre centres.

The Phase 2 drilling program at the Jaclyn Zone should comprise a series of deeper holes to the east of the Jaclyn system and a tier of shallower holes at the eastern and western ends of the zone, particularly the trace of the zone to the west were it may possibly link up with the vein system exposed and drilled at the Christopher Zone.

The Phase 1 program has the aim of further defining the extent of the Jaclyn North Zone at shallow to moderate levels such that it can be adequately prioritized with respect to the more advanced Jaclyn Zone. The Phase 2 program has the goal of defining the Jaclyn and/or Jaclyn North Zones to the point such that a significant resource can be defined by late 2006.

1.0 INTRODUCTION AND TERMS OF REFERENCE
This 43-101F1 Technical report on the Golden Promise Property was prepared at the request of Rubicon Minerals Corporation (“Rubicon”) in September 2005. The technical report covers Rubicons’ exploration work and results on the Golden Promise Property between August 2002 and September 2005. This report will be used by Rubicon to satisfy reporting requirements for the appropriate regulatory authorities including the British Columbia Securities Commission in connection with Rubicon’s proposed Plan of Arrangement.

Exploration since June 2002 on the Golden Promise Property in Newfoundland, comprises a total of 5,736.31 metres of diamond drilling in 46 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 16 trenches, B-horizon soil sampling (5,624 soil samples) and prospecting (2,334 rock samples). The majority of the work, including 30 diamond drill holes has focused on the Jaclyn Zone. Drilling programs during August 2002 Fall 2003 and Spring 2004 along with the airborne survey were completed with financial support (~$412,000) from the Newfoundland and Labrador government's Junior Company Exploration Assistance Program (JCEAP). Total exploration expenditures, to the end of September 2005 on the Golden Promise Property, excluding GST/HST, are approximately $2,500,000.

Information contained in this report is based on data collected by Rubicon from August 2002 until present, unpublished company reports, public domain data including assessment reports filed with the Newfoundland and Labrador Department of Mines and Energy (“Mines and Energy”), and a variety of publications. These include but are not limited to reports by Mullen, (2003), Moore (2003a, 2003b), Copeland and Newport (2004a), Copeland and Newport (2004b) and Copeland and Newport (2005) as well as the previously filed 43-101 report by Copeland (2004a). The author and Qualified Person, Larry Pilgrim, visited the Golden Promise Property on May 2, 2005 and reviewed the diamond drill core from the 2002 and 2003 drill campaigns.

The majority of exploration on the Property has centered on one main target area referred to as the Jaclyn Zone. This report covers details of exploration conducted since the summer of 2002 when Rubicon optioned and staked claims comprising the Property.

Gold values for work performed by Rubicon are reported as grams per metric tonne (“g/t”). Historic gold values are presented as originally reported and converted to g/t if required. Currency is reported as Canadian dollars unless otherwise noted. All map coordinates are given as Universal Transverse Mercator (UTM) Projection, North American Datum (NAD) 27, Zone 21 coordinates.

2.0 DISCLAIMER
The author has relied on information provided by Rubicon Minerals Corporation on the legal status of claims that form the Golden Promise Property. Effort was made by the author to review the information provided for obvious errors and omissions; however, the author shall not be held liable for any errors or omissions relating to the legal status of claims described in this report.

3.0 PROPERTY DESCRIPTION AND LOCATION
The property comprises 13 map-staked licenses consisting of 1,666 claims for a total combined area of 41,650 ha. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon Minerals. Table 1 summarizes the project’s property and ownership details. Though several licences are not currently registered to Rubicon, Rubicon has registered its option agreements for each of the optioned properties. In May 2005, the Property was reduced from its maximum aerial extent of 2,358 claims in 26 map staked licence to its current size as indicated above. Along with this the Badger and Tom Joe option agreements were terminated in the spring and summer of 2005 with the property reverting 100% to the vendors. The reader is referred to the 43-101 report (available at www.sedar.com) by Copeland (2004a) for a detailed description of the pre-existing Golden Promise Property.

3.2 Golden Promise - Mercer Option
A portion of the property immediately surrounding the Jaclyn Zone (650 claims; 16,250 ha) is subject to an option agreement with Mr. Bill Mercer with payments totaling $230,000 [$155,000 paid] plus 100,000 Rubicon shares

[100,000 paid] over 4 years. There is an underlying 2% NSR to Mr. Mercer of which Rubicon can purchase 1% for $1 million at any time.

3.3 Goldstream Option
The Goldstream Property comprises a single map-staked (8897M) licence comprising 30 claims for a total area of 750 hectares. The Goldstream Property is under option from prospector Walter Mercer. Under the agreement the claims are subject to option payments totaling $35,000 [$10,000 paid] over 3 years with the property subject to a 2% NSR payable to the vendors of which 1% can be purchased by Rubicon for $1 million.

3.4 OB Option
The OB Property comprises a single map-staked license (8904M) comprising 6 claims for a total area of 150 hectares. The OB property is under option from prospector Stephen Courtney and Newfoundland and Labrador Minerals Ltd. Under the agreement the claims are subject to option payments totaling $35,000 [$10,000 paid] over 3 years with the property subject to a 2% NSR payable to the vendors of which 1% can be purchased by Rubicon for $1 million.

Table 1. List of Property.

Mineral Licence No.*	No. of Claims	Licence Holder	Issue Date	NTS
8897M	30	Walter P. Mercer	July 4, 2002	12A/16
8904M	6	Stephen Courtney	July 9, 2002	12A/16
8947M	22	Rubicon Minerals Corporation	July 19, 2002	12A/16
11033M	256	Rubicon Minerals Corporation	June 21, 2002	02D/13, 12A/16
11034M	217	Rubicon Minerals Corporation	June 21, 2002	12A/16
11016M	157	Rubicon Minerals Corporation	October 4, 2002	02D/13, 12A/16
11018M	55	Rubicon Minerals Corporation	December 18, 2003	12A/16
11017M	112	Rubicon Minerals Corporation	December 18, 2003	12A/16
11028M	256	Rubicon Minerals Corporation	June 21, 2002	12A/16
11029M	256	Rubicon Minerals Corporation	June 21, 2002	12A/16
11057M	42	Rubicon Minerals Corporation	October 28, 2004	12A/16
11062M	147	Rubicon Minerals Corporation	July 19, 2002	12A/16
11347M	110	Rubicon Minerals Corporation	October 4, 2002	02D/13

Figure 1. Location map of the Golden Promise Property.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
The property is located immediately west of the town of Grand Falls-Windsor and encompasses the town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13 (Figure 1). Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways, which transect the property.

The property is characterized by a northeast trending topographic grain which is observed as a series of low, northeast trending ridges and valleys as well as a predominant parallel trend to the many ponds and rivers occurring on the property. Glacial features on the property suggest a dominant episode of north-eastward ice flow as exemplified by striations with an average orientation of 58º (Newport, 2003), although locally striations vary from 30o/210o to 90o/270o throughout the property, indicative of various ice flow events.

The dominant vegetation on the property is spruce, but there is also fir and birch, all of which tends to be immature due to extensive logging. The valleys are frequently swampy, and there are some barrens areas. The area is also covered by several surficial features including till blanket and till veneer, ridged till, hummocky terrain, glaciofluvial gravel and sand, bog and alluvium all of which conceal the underlying bedrock (Newport, 2003).

Exploration in this region has been hampered in part by poor exposure of outcrops due to such thick surficial deposits and complex ice flow directions. Despite these difficulties, tracing mineralized boulders to their source has been successful numerous times, such as those that led to the discovery of the Buchans ore bodies in the 1920’s and the Jaclyn Zone in 2002.

The average orientation of 58º in the Jaclyn Zone area (Newport, 2003) is likely only the last ice flow event recorded, the glacial history in this area is complex, yet it is essential to the interpretation of soil sample results and sourcing of boulders. Prior to a 1991-1992 field study conducted as part of the Canada-Newfoundland Cooperation Agreement on Mineral Development led by R.A Klassen, little was known on the glacial history, drift composition and Quaternary geology of the area. Klassen (1994) defined four distinct glacial flow events that can be then further subdivided by analyzing the occurrence of striations and indicator erratics to determine the distances and directions of glacial transport. Klassen used two types of erratics; one was a pink, medium-grained granite without a metamorphic fabric that originated from the Topsails Plateau. The other erratic type was a red micaceous sandstone from bedrock underlying Red Indian Lake that defines a dispersal train of 30km northeast of Red Indian Lake to Skull Hill (12H/1). Klassen (1994) summarized the four main glacial events from oldest to youngest as:

Events 1a & 1b:
The oldest ice flow event was divergent south to southeast from the Topsails Plateau across most of the region. The striae evidence for this event are best preserved in the Lake Ambrose (12A/10) map area. Granitic erratics were transported tens of kilometres south. The consistent striae suggest that the ice was of significant thickness and extent. The associated dispersal centre was located near or just north of the Topsails Plateau and therefore the striae in this area may not have had the opportunity to become well developed. The event 1b was defined by a southward shift in ice flow.

Events 2a and 2b:
These involved a northeastward ice flow. They are the most prominent and widespread striation record and are also defined by the northeast transport of red sandstone tens of kilometres from the south of the Topsails to Skull Hill. As the ice flowed northeast past the eastern margin of the Topsails Plateau, it was topographically affected and diverged north northeastward and northward into the Dawes Pond map area (12H/1). The northward shift of ice in the Dawes Pond area may possibly be the result of a late glacial ‘drawdown’ towards the major bays on the north coast near Springdale. Within the Buchans and Badger map areas, drift composition is largely related to the effects of northeast flow. Klassen (1994) suggests that a west-southwest flow, indicated by striations at a single site located at the Lucky Strike Mine at Buchans, is thought to signify a local reversal in ice flow.

Event 3:
This event is defined by another southward flow from the Topsails Plateau towards Red Indian Lake. Crosscutting striae indicate that this event is earlier than 2 and distinct from the southern flow of Event 1. According to Klassen (1994), this third event is the result of a local ice flow in part originating on the Topsails Plateau. A northward ice flow towards Hinds Lake is indicated by the shape and slope of ice marginal landforms north of Buchans and striations at a site near Hind Lake. At the end of this glaciation, the ice margin retreated east and north within the valleys towards a remnant ice cap on the Topsails Plateau. In the Badger and Dawes Pond map areas, minor, faint striations on the uppermost surfaces of outcrop define a southeast glacial flow. This is associated with flow from a remnant ice cap on the plateau.

Event 4:
The last phase of ice flow was along the axis of Red Indian Lake towards the northeast and southeast from a dispersal centre in Red Indian Lake. This is defined by prominent P-Forms on shoreline outcrops (Klassen, 1994). The evidence signifies glaciofluvial erosion at the base of the ice cap and that ice flow occurred in association with a glacial remnant within the Red Indian Lake basin. Along the southern shore of the Red Indian Lake, abundant red micaceous sandstone occurs in the glacial drift and could be related to this event or the earlier northeast flow of Event 2.

As stated by Klassen (p. 21, 1994), “…the depositional history recorded in stratigraphic sections is critical to the interpretation of non-glacial events and to the character of ice flow defined by striations” but the Badger map area has limited stratigraphy exposures. An absence of buried organic material means that glacial events cannot be radiocarbon dated either. One of the only dating methods available therefore, is poorly preserved pollen grains within sub-till lake sediments that are related to the southward ice flow of Event 1 and which are suspected to be pre-Wisconsinan in age.

5.0 HISTORY
Few mineral exploration companies targeted the Badger area prior to Rubicon Minerals Corporation’s initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property.

Although the area of Golden Promise diamond drilling has periodically been staked prior to 2002, there is no record of any prior gold focused ground exploration in the area surrounding the Jaclyn Zone, however limited ground work has been completed over portions of the property including the Tom Joe Option.

In the spring of 2002, local prospector Mr. William Mercer collected samples from quartz float exposed following a major forest fire which swept through the area in 1999. One composite sample from ~10 boulders assayed approximately 30 g/t Au. Based on this occurrence, Rubicon optioned the property from Mr. Mercer in May 2002.

6.0 GEOLOGICAL SETTING
6.1 Regional Geology
The property is located within the Exploits subzone near the western edge of the Dunnage Zone (Figure 2). Rocks of the Dunnage Zone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean (Williams et al., 1988). Evolution of the Dunnage is divided into pre to syn-accretionary and post-accretionary phases (Swinden, 1990). The initial Cambrian to Mid-Ordovician pre to syn-accretionary phase is marked by periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame subzone rocks over the continent of Laurentia (Taconic Orogeny; Stevens, 1970) and the Exploits subzone rocks over the Gondwana continental margin (Penobscot Orogeny). Continued closure of Iapetus during the Late Ordovician to Early Silurian corresponds to a period of sedimentation in fault bound basins (Dean, 1978; Kean et al., 1981). Post-accretion activation and reactivation of large strike-slip faults led to deposition of Silurian fluviatile sedimentary and terrestrial volcanic rocks (Szybinski et al., 1990; Coyle and Strong, 1987). Siluro-Devonian deformation (Salinic orogeny) resulted in crustal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism (Dean, 1978; Dallmeyer et al., 1983). Subsequent, possibly Alleghenian, Carboniferous faulting produced shallow pull-apart basins in which continental and shallow water sediments were deposited (Dean, 1978, Kean et al., 1981).

The Dunnage Zone is divided into the Notre Dame and Exploits subzones, separated by the Red Indian Line (Williams et al., 1988). The line (Figure 1) is an extensive fault system interpreted to separate rocks originating from opposing sides of the Iapetus Ocean that were not linked until the late Llanvirn to early Llandeilo (e.g., Evans & Kean, 2002).

Kean & Jayasinghe (1982) and Evans et al., (1994) divide the Badger map area (NTS 12A/16) into numerous lithostratigraphic units, many of which have been further separated on the basis of lithology. These units range in age from Middle Ordovician and older to Devonian, and comprise sedimentary, extrusive and intrusive rock types. Rocks of the Victoria Lake supergroup are stratigraphically overlain by a regionally extensive sequence of Carodocian black shale which separates rocks of the Victoria Lake supergroup to the south from overlying Ordovician to Silurian siliciclastic sediments of the Badger Group to the north (e.g., Evans and Kean, 2002). The Badger Group sediments are comprised of a flyschoid sequence of argillite, greywacke and conglomerate that ranges in age from Middle Ordovician to Early Silurian age (e.g., Evans and Kean, 2002).

6.2 Property Geology
6.2.1 Stratigraphy

The property is mapped (e.g. Evans et al., 1994; Kean & Jayasinghe, 1982) as being underlain by Badger Group sedimentary rocks located north of, and presumably up sequence of a conformable contact with Carodocian black shales, which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake supergroup (Figure 3). Stratigraphy in the area is mapped as being upright and moderately to steeply dipping (50º to 90º) with attitudes influenced by open to sub-isoclinal upright folds that plunge moderately towards the northeast (Evans et al., 1994). Mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn Zone (Mullen, 2003; Copeland and Newport, 2004a). The area is intruded by the Siluro-Devonian Skull Hill Intrusive Complex to the north and the Hodges Hill granite batholith to the north-northeast.

6.2.2 Structure

The Victoria Lake, Caradoc and Badger stratigraphy has been deformed about tight to isoclinal, upright, northeast plunging folds. F1 folds appear to be cut by the 411±6 Ma Hodges Hill granite stock in the north. This supports a late Taconic to early Salinic age for D1 deformation (445-411 Ma), related to the juxtaposition of the Exploits Subzone with Laurantian overlap rocks, across the Red Indian Line. Quartz veins and major fault zones throughout the area trend northeast and are related to deformation during formation of F1 folds (Copeland and Newport, 2004a).

F1 folds are cut by brittle fault zones that strike NE (045o, sub-parallel to the axial trace of the F1 folds), NE (070o) and SE (110o to 120o). The 070o orientation is correlative to that which hosts the Jaclyn Zone vein system. These structures likely developed due to late-stage brittle accommodation following “locking-up” of tightly appressed F1 folds. These structures tend to be multiply reactivated over time and regionally have been shown to act as conduits for mineralized fluids and mafic to felsic intrusives (Copeland and Newport, 2004a).

Narrow (50 to 100 metre) and continuous, magnetic mafic and felsic dykes occupy structures oriented in similar (120o and 070o and 045o) ways as the brittle fault zones discussed above. These are most obvious in the northern part of the property and share a similar distribution to the brittle structures. At the Jaclyn Zone, a mafic dyke pervades the same structure (070o) as the gold bearing vein (Mullen, 2003; Copeland and Newport, 2004a).

6.2.3 Alteration

Alteration on the Golden Promise Property associated with the veining generally extends to 10 to 15 m either side of the zone, but varies somewhat from rock type to rock type. The most pronounced alteration is developed in fine-grained mudstone where light green 1 to 10 mm clots, splotches, and bladed textured entities of silica-sericite-carbonate often coalesce into massive alteration sections. Locally, a yellowy green, more pervasive looking, sericite-iron carbonate alteration has developed. Superimposed on both above types of alteration, and most strongly developed immediately adjacent to the main vein, is a granular, black, carbonaceous, fracture-controlled "spider-web" to patchy textured, locally bedding replacement alteration. Scattered grains of mostly arsenopyrite with lesser pyrite and pyrrhotite, occur within the altered zones, but are most abundant immediately adjacent to the main vein. Some hairline pyrite fractures develop within 1 m of the vein margin. A carbonatized, buff coloured, 0.5 to 1.2 m thick steeply dipping, though laterally restricted mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein (Mullen, 2003).

N
ISLAND OF
NEWFOUNDLAND
FRONT
APPALACHIAN
HUMBER
ZONE
Baie Verte Brompton Line
CENTRAL (IAPETAN)
MOBILE BELT
MIOGEOCLINAL
COVER
Red Indian Line
Notre Dame subzone
DUNNAGE
ZONE
Exploits subzone
Golden Promise
Property
GANDER ZONE
GANDER ZONE
AVALON
ZONE
ST. JOHN'S
0
100km

Figure 2. Tectono-stratigraphic Zones of Newfoundland.

Figure 3. Local geology and select occurrences and exploration areas on the Golden Promise Property.

7.0 DEPOSIT TYPES
Gold bearing quartz veins at Golden Promise are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian shale. The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia and the gold deposits of the Meguma Group, Nova Scotia. These deposit types are characterized by the following geologic elements as described by Johansen (2001) and as illustrated in Figure 4:

1)	Veins occur in “fields”, hosted by short strike-extent faults (<1 km) in areas of 1 km by 8 to 12 km and parallel the structural grain;

2)	Veins are hosted by large antiformal culminations;

3)	The largest tonnage deposits generally occur within permeable turbidites, immediately beneath or within carbonaceous shale caprock;

4)	Gold occurs chiefly as free, coarse native gold;

5)	Gold occurs within laminated fault fill quartz veins (bedding parallel thrusts), and large tonnage saddle quartz stockworks and veins, and extension veins. Jogs in the laminated vein system;

6)	“Ore” chutes occur along the fold hinges, and parallel to fold hinges within the laminated veins;

7)	White mica, quartz, carbonate, sulphides (pyrite, arsenopyrite, pyrrhotite) and occasional albite characterize wallrock alteration envelopes; and

8)	Visible alteration extends approximately 10 metres from the auriferous veins.

According to Dominy et al. (2000) these types of coarse gold-bearing veins are characterized by high grades that are localized and erratic. Effective sampling of these veins is difficult and grade distribution can only reliably be obtained from underground development; including close-spaced sampling, bulk sampling, and trial mining. Diamond drilling is still an effective measure of geological continuity, but it is unlikely that anything above an “Inferred Resource” category can be estimated from surface drilling alone.

8.0 MINERALIZATION
8.1 Mode of Occurrence
The gold-bearing quartz veins at Golden Promise are milky white to grey in colour, comb-textured to locally vuggy, often stylolitic to banded, and inclusion rich. Visible gold distribution within a vein is generally restricted to 10 to 20 cm thick zones, often close to vein margins. Gold occurs as: i) specks (0.1 mm) to coarser 3 mm flakes along short fractures oriented perpendicular to the vein margin (comb quartz crystal boundaries); ii) along stylolitic seams with fine-grained arsenopyrite; iii) as scattered specks along rusty fractures parallel to the vein boundary; and, iv) and less commonly as isolated grains in massive quartz.

False Saddle
Modified Saddle Reef
with Spurs in footwall
Saddle Reef
F
F
West Dipping Fault Reef
with associated Spurs
in footwall
F
Syncline
Anticline
F
Leg Reef
Saddle Reef
with Neck Reef
Saddle Reef
Spurs associated
with Leg Reef
Stratabound Spurs
associated with
minor faults
F
F

Figure 4. Diagrammatic cross-section through a typical turbidite hosted gold deposit at Bendigo, Australia (from Johansen, 2001).

Accessory minerals include calcite, chlorite, sericite, iron carbonate, arsenopyrite, pyrite, galena, sphalerite, and chalcopyrite. Wall rock inclusions locally contain abundant arsenopyrite with lesser pyrite. Hosting the veins are predominantly very fine grained, weakly to well bedded mudstone/greywacke intercalated with more granular arkosic greywacke, and massive arkose with mudstone clasts to 2 cm. Very well preserved sedimentary structures such as load casts, flame structures, scours, and graded bedding suggest an upright facing, relatively shallow north northeast dipping sequence. Alteration associated with the veining extends for several metres to 15 m either side of the zone, but varies somewhat according to rock type. The most pronounced alteration is developed in fine-grained mudstone where light-green 1 to 10 mm spots and fracture alteration consisting of silica-sericite-carbonate locally coalesce into massive alteration sections. A 0.5 to 1.2 m thick steeply dipping, though laterally restricted mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein.

8.2 Mineralized Zones
Known gold zones on the Golden Promise Property include the Jaclyn, Jaclyn North and Jaclyn South zones, the Christopher Zone and the Shawn’s Shot Occurrence.

The Jaclyn Zone is sub-vertical (80 to 85°) dipping mainly steeply to the southeast though to the east it dips steeply to the northwest, while its strike varies from 070° to 090° (true). The Jaclyn Zone vein system attains an estimated true thickness of close to 4 m, with individual veins up to 2.7 m thick. The Jaclyn Zone is currently defined, by drilling, over a strike length of 375 m and to a vertical depth of 192 metres.

The Jaclyn South Zone comprises three quartz vein zones, as follows:
•	the first with a thickness of 3.4 metres with no arsenopyrite or visible gold noted within the vein with only minor (1%) pyrite and few (5%) wall rock inclusions;
•	the second vein is 30 cm quartz vein is laminated and contains up to 2% arsenopyrite and 1% pyrite and at least 25 specks of visible gold.
•	A third, 40 cm wide quartz vein is milky white in colour, brecciated and contains trace arsenopyrite. No visible gold was noted.

The Jaclyn South Zone is indicated at surface by abundant quartz vein float that contains occasional visible gold and arsenopyrite. The lateral extents of the Jaclyn South Zone are uncertain as it has only been tested with 2 diamond drill holes spaced 100 m apart. The Jaclyn South Zone is not exposed at surface. Core axis angles of quartz veins in diamond drill core along with the trend of the quartz boulder train that overlies the Jaclyn South Zone, indicate that the vein Zone has a likely strike of 070o and dips southeast at ~80o, a similar orientation as the Jaclyn Zone.

The Jaclyn North Zone comprises three sub-parallel (strike 070o with north-westerly dips of 55o to 60o) mineralized quartz vein zones, as follows:
•
The first vein is a 35 cm thick (15 cm estimated true thickness) laminated quartz vein containing 1 to 2% arsenopyrite and pyrite, trace chalcopyrite, galena and sphalerite. 20 grains of visible gold were noted within the

•	The second is a single narrow (2 cm) quartz vein containing 4 specks of visible gold;
•	The third is a 2.8 m thick (1 metre estimated true thickness) quartz vein. The vein contains significant arsenopyrite (2 to 3%) and pyrite (1%) with a minimum of 9 specks of visible gold.

The Jaclyn North Zone is indicated at surface by abundant quartz vein float that contains occasional visible gold and arsenopyrite. The lateral extents of the Jaclyn North Zone are uncertain as it has only been tested with 1 diamond drill hole and is not exposed at surface.

The Christopher Zone is a 2 m wide composite vein zone with a main central quartz vein with a thickness of 0.4 to 1.8 m wide. The exposed vein zone has a known strike length of 35 metres and has been intersected by diamond drilling at a vertical depth of 28 metres. The central portion of the vein is comprised of massive, milky-white quartz with the margins being characterized by laminated and stylolitic textures. Arsenopyrite (trace to 2%) occurs mainly as disseminated anhedral masses within massive quartz in areas of angular wallrock inclusions, and as disseminated euhedral grains within, and proximal to, stylolitic laminae. Visible gold has been noted at surface in one place at the

Christopher Zone and assays up to 3.8 g/t Au have been obtained from grab samples. The veining exposed at the Christopher Zone, and the quartz float train aligned with the Jaclyn Zone both exhibit textures similar to the Jaclyn Zone, and thus, dramatically increases the possible extent of mineralization within the Jaclyn Area.

Gold-bearing quartz veins in bedrock also exist at Shawn’s Shot (7 km west-southwest of Jaclyn) where a 35 cm quartz vein assays 100.5 g/t gold (Figure 3). The vein outcrops along the bank of the Exploits River and is exposed over a strike length of 2 metres before proceeding beneath the river. The vein strikes SE (120o) and dips sub vertically.

9.0 EXPLORATION
Exploration since June 2002 on the Golden Promise Property comprises a total of 5,736.31 m of diamond drilling in 46 holes, 8,250 line km of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line km of grid, excavation of 16 trenches, collection of 5,624 B-horizon soil samples, 226 MMI (Mobile Metal Ion) soil samples over the Jaclyn West area and the Shawn’s Shot and Branden gold occurrences, 2,334 rock float, grab and channel samples and regional (1:50,000 scale) and detailed (1:500) geological mapping. The majority of the work, including 30 diamond drill holes has focused on the Jaclyn Zone, however regional exploration work has identified at least 6 areas of significant gold mineralization as outlined in section 9.1.1 to 9.1.6 below. Drilling programs during August 2002, Fall 2003 and Spring 2004 along with the airborne survey were completed with financial support (~$412,000) from the Newfoundland and Labrador Government's Junior Company Exploration Assistance Program (JCEAP). Total exploration expenditures, to the end of September 2005 on the Golden Promise Property, excluding GST/HST, are approximately $2,500,000. The work is covered in greater detail in reports by Mullen, (2003), Copeland and Newport (2004a, 2004b), Copeland and Newport (2005) and Moore (2003a, 2003b) as well as the previously filed 43-101 report by Copeland (2004a) available at www.sedar.com. For the purposes of this report assay values considered anomalous are those rock samples with Au assay values greater than 150 ppb Au and soil samples greater than 30 ppb Au.

9.1 Prospecting
Since June 2002 a total of 2,334 rock samples have been collected from the Golden Promise Property. Since that time prospecting has been completed over most of the easily accessible areas, particularly roads and trails that are amenable to truck or ATV travel. At its peak, up to five teams of two prospectors and/or geologists completed prospecting and ground truthing of airborne structures and follow-up prospecting on anomalous lake, soil, and rock samples. An extensive network of logging roads provided access to the majority of the property by truck and ATV, while power lines and rivers were traversed on foot. Key target areas were 045o, 070o, 110o trending structures such as faults and magnetic dykes visible on the airborne geophysical maps, as these orientations are also known gold-bearing structures at the Jaclyn Zone and the Shawn’s Shot occurrence. Also a priority was follow-up prospecting of existing anomalous soil and rock samples. Overall prospecting has defined the highest potential for gold mineralization to exist within and stratigraphically beneath the trace of the Caradocian black shale with very little indication of economic grades of gold mineralization within the Badger Group stratigraphy. This is not exclusive however as well mineralized float has been discovered in areas underlain by Badger Group rocks. In May 2005, the Property was reduced from its maximum aerial extent of 2,358 claims in 26 map staked licence to its current size as defined in section 3.0. The reason for the reduced property size is the re-emphasis of priority on what is considered higher potential Victoria Lake Group/Caradocian stratigraphic zones and the desire to reduce long term assessment obligations.

9.1.1 Jaclyn Area (including Jaclyn East and Justin’s Hope)

Exploration completed by Rubicon during the summer of 2002 involved detailed prospecting to determine the extent of the gold-bearing quartz float. Prospecting identified a 650 m long by 20 m wide boulder train apparently associated with, and trending parallel to, the Jaclyn Vein Zone and in the direction of glacial transport (i.e. southwest-northeast). Float sampled from this train returned grab sample assays ranging up to 18.2 g/t to 353.4 g/t Au (Figure 5). Two other sub-parallel boulder trains, to the south & north of the Jaclyn Zone, were documented and contain anomalous gold (up to 4 g/t Au) and arsenic values and locally visible gold in quartz vein material (Moore, 2003a, b).
The boulder trains that overlie the Jaclyn, Jaclyn North and Jaclyn South Zones coalesce ~500 m to the northeast of the Jaclyn Zone. This area is termed the Jaclyn East Area, where quartz float assaying up to 45.5 g/t Au with coincident anomalous B horizon soil (106 ppb Au). The area is host to anomalous gold in bedrock (195 ppb Au) as shown by trenching in the area in August 2002 and diamond drilling in early 2004, although significant gold grades (>1 g/t Au) have not yet been encountered in bedrock.

Abundant mineralized float assaying up to 335.9 g/t Au defines an extensive quartz boulder train at the Justin’s Hope Occurrence, located 3.5 kilometres northeast of the Jaclyn Zone. Subsequent drilling at Justin’s Hope indicated thick overburden (up to 29 m) and showed that the boulder train is not underlain by mineralized vein zones in the two locations drilled as was the Jaclyn, Jaclyn North and Jaclyn South (see section 10.3 below). Glacial transport of mineralized float from the southwest (in the vicinity of the Jaclyn Area) is the likely explanation for the abundant mineralized quartz boulders and anomalous gold bearing soil samples in this area.
9.1.2 Jaclyn West Area

The discovery of the Christopher Zone is the highlight of exploration work in the Jaclyn West area (Figure 6). Prospecting during the summer of 2004 discovered subcropping quartz vein that was later exposed in-situ through trenching. Sampling of the subcropping vein returned assays as high as 3.8 g/t Au, with As values as high as 4240 ppm. GPTR-09 exposed a gold-bearing quartz vein zone (on average 2 m wide) located 400 m southwest (240o) of the Jaclyn Zone. The exposed vein has a known strike length of 35 metres. The central portion of the vein is comprised of massive, milky-white quartz with the margins being characterized by laminated and stylolitic textures. Arsenopyrite (trace to 2%) occurs mainly as disseminated anhedral masses within massive quartz in areas of angular wallrock inclusions, and as disseminated euhedral grains within, and proximal to, stylolitic laminae. The Christopher Zone is hosted within intercalated mudstone, felsic tuff and greywacke of the Victoria Lake group.

Following collection of 93 channel samples (see Section 9.6 below), prospector Eddie Quinlan discovered visible gold within the outcrop. Additional grab sampling was completed in the area of the vein (stylolitic, laminated and fault gouge, southern margin) where visible gold was observed, as these areas were difficult to reach with channel sampling. One grab sample, collected following trenching from the Christopher Trench returned an assay of 1.96 g/t Au. The veining exposed at the Christopher Zone, and the quartz float train aligned with the Jaclyn Zone both exhibit textures similar to the Jaclyn Zone, and thus, dramatically increases the possible extent of mineralization within the Jaclyn Area.

Quartz float with up to 3% arsenopyrite was also sampled along the northern limb of the Jaclyn Anticline near the boundary between Victoria Lake Group sediments and overlying Caradocian graphitic shale (Figure 6). These samples also lie on trend with the trace of the Jaclyn North Zone, 600 m to the northeast, as intersected in hole GP04-41 (see Diamond Drilling below).

9.1.3 Shawn’s Shot Gold Occurrence

The Shawn’s Shot Gold Occurrence is located along the Exploits River, 7.5 kilometres southwest of the Jaclyn Zone (Figure 3, Figure7). The vein was previously described as subcrop but subsequent hand trenching indicates that the protruding quartz vein is outcropping. The vein is approximately 35 cm wide and contains abundant visible gold on laminated surfaces and is very reminiscent of the vein within the Jaclyn Zone. The vein is oriented 110o/78o and is exposed for approximately 2.5 metres before disappearing beneath the Exploits River. Grab samples from the vein assay from 14.0 to 100.5 g/t Au. The area surrounding the Shawn’s Shot Occurrence is underlain by the three major stratigraphic units on the Property, including: the Victoria Lake Group sediments, Caradocian shale, and Badger Group sedimentary rocks (Figure 3). The Shawn’s Shot vein is hosted within intercalated mudstone, felsic tuff and greywacke of the Victoria Lake group. The Victoria Lake, Caradocian shale and overlying Badger Group sediments are deformed into a tight northeast plunging, a similar stratigraphic and structural setting as the Jaclyn Area. Drilling at the Shawn’s Shot Occurrence intersected mafic dykes that crosscut all sedimentary units and are magnetic. A second set of mafic dykes is observed to occur parallel to mineralized quartz veins. These mafic dykes are sericite and carbonate altered and have chilled margins against mineralized quartz veins, a feature similar to the Jaclyn Zone.

Quartz veins (1 to 15 cm) outcrop 250 m to the northeast of this site and are hosted within tightly (chevron) folded graphitic black shale and sandstone. Small scale examples of breached anticlines exist exhibiting thin (<1 cm) quartz veins that parallel thin fault zones developed in anticlinal hinge zones. Several of these veins have sub-parallel orientation to the vein sampled further to the west.

9.1.4 Branden Float Occurrence

The Branden Float Occurrence is located 8.5 km northeast of the Jaclyn Zone near the Town of Badger (Figure 3, Figure 8). Analysis of quartz float from Branden in 2004 returned gold assays that include 72.1 g/t, 62.6 g/t, 22.6 g/t, and 20.5 g/t. Initial sampling in 2003 returned assays as high as 80.0 g/t Au. Many of the samples with anomalous gold also have elevated As (1195 ppm) and Ag (1.4 ppm), although overall the veins sampled contained very low sulphide and arsenide minerals compared to mineralization at the Jaclyn Zone. The Branden occurrence was thought to be hosted by Badger Group sediments, however trenching exposed rocks typical of the Victoria Lake Group, suggesting that this location may be a window of Victoria Lake Group outcropping within an overall domal structure created by a double plunging F1 anticline that underlies the area (McNeill, 2005).

9.1.5 Otter Brook Occurrence

The Otter Brook Occurrence is host to an in situ 30 cm wide quartz breccia vein that assays up to 3.2 g/t Au (Figure 3, Figure 9; Courtney, 2002; Copeland, 2004b). Sampling during 2004 resulted in assays up to 2.2 g/t Au from a sample with 5% pyrite, 2% disseminated chalcopyrite and trace arsenopyrite. The Otter Brook Occurrence sits at a favourable stratigraphic level at the Caradoc/Victoria Lake Group transition, where rocks have been deformed into a shallow, northeast plunging syncline (Figure 9). Rubicon has completed limited rock grab sampling at this occurrence.

9.1.6 Tom Joe Occurrence

The Tom Joe Occurrence is located in the south-central part of the Golden Promise Property, 9.2 km south of the Jaclyn Zone (Figure 3). The occurrence is located just off of a logging road and next to Abitibi Consolidated’s logging camp. Mineralized quartz veins assaying up to 1.8 g/t Au are hosted within highly siliceous and iron-carbonate altered gabbro dykes that are distinct 060o linear magnetic features on the airborne magnetic maps. These gabbro dykes contain up to 2% disseminated pyrite and arsenopyrite, and quartz veins up to 20 cm wide that parallel the general trend of the gabbro. Fine grained visible gold can be panned from a small pond proximal to an historic trench at the occurrence. Rubicon has completed limited rock grab sampling at this occurrence. The Tom Joe Property was returned to the vendors in mid-2005 and no longer forms part of the Golden Promise Property.

9.2 Soil Sampling
Since June 2002 a total of 5,624 B-horizon and humus soil samples have been collected from the Golden Promise Property. Soil sampling focused on the Jaclyn Area, Jaclyn West Area and the Justin’s Hope gold occurrence (~2,500 samples). A small soil grid (167 samples) is located over the Branden Occurrence. Other soil grids were completed on a reconnaissance basis and were designed to follow up on favourable stratigraphic and structural environments as outlined by the airborne geophysical survey and regional geological mapping; that is areas of folded (generally regional to local scale anticlinal closures) Victoria Lake Group sedimentary rocks with overlying Caradocian shale sequences. In general, areas of known mineralized bedrock or float were covered with soil samples at a line spacing of 100 to 200 m and a sample spacing of 25 m. Areas of reconnaissance soil sampling had soil sample lines spaced at 200 to 400 m with line spacing at 25 m. Presented below are summary results for each of the major soil grid areas.

9.2.1 Jaclyn Area (including Jaclyn East and Justin’s Hope)

A total of 1,629 B-horizon and humus soil samples have been collected over the Jaclyn, Jaclyn East and Justin’s Hope areas since 2002 (Figure 5). Soil samples have been collected at a line spacing of 100 metres covering the Jaclyn and Justin’s Hope areas with a line spacing of 200 metres in the intervening Jaclyn East area. The soil grid was designed to cover Victoria Lake Group and Caradocian shale stratigraphic units in the core of the Jaclyn anticline and also coincidental high grade float within the area.

At the Jaclyn Zone B-horizon soils are effective in outlining the trace of the high grade boulder train with highly anomalous gold assays coming from samples within 25 metres of the trace of the Jaclyn Zone. Highly anomalous assays are from 210 ppb to 8995 ppb Au with each soil line being anomalous that crossed the Jaclyn Zone as currently defined by drilling. Following the successful collection of these samples the grid was expanded to cover high grade float in the Jaclyn East and Justin’s Hope areas with the notion that sampling would be equally successful at indicating underlying mineralized zones as observed at Jaclyn. Soil sampling at Jaclyn East returned anomalous soils assaying up to 102 and 273 ppb Au, within the area of the Jaclyn East boulder train. Subsequent drilling in 2 holes, wide spaced over 200 m, would indicate weak mineralization underlying this trend, however no high grade mineralized zones have been discovered to date. B-horizon soil sampling at Justin’s Hope showed a less patterned B-horizon response but nonetheless returned anomalous gold bearing soils assaying up to 88 to 108 ppb Au. The anomalous soils do not, however, correlate well with the location of auriferous float located through prospecting.

A single line of MMI soil samples was collected over the Jaclyn and Jaclyn South Zones. The results of the MMI survey over the Jaclyn Zone is marked with a single high Au assay of 138 ppb (response ratio of 28) and a corresponding Ag response of 207 ppb (response ratio of 48). This anomalous area is located directly above the mineralized vein (Fedikow, 2004a, b).

On the Jaclyn South Zone, there was a low element response for the MMI-B and MMI-F suites, as well as elements in the ICP and INA analyses. All techniques had significantly different elemental abundances than the Jaclyn; for example, the highest Au value from MMI-B on the South was 8 ppb (response ratio of 2) with response ratios for silver up to 21.

9.2.2 Jaclyn West Area

The soil samples focused mainly in the Jaclyn West area during the summer of 2004 with reconnaissance style lines being completed over regional target areas throughout the fall of 2004 and during the winter of 2005. Several areas around the Golden Promise Property were targeted with systematic and reconnaissance style B-horizon soil lines, that were run over prospective stratigraphic and structural environments. These surveys resulted in the definition of areas of anomalous gold that remain to be tested by follow-up prospecting trenching or diamond drilling.

The systematic soil grid completed at Jaclyn West comprised collection of 902 B-horizon and humus soil samples and had the goal of discovering anomalous gold or arsenic concentrations in soil that might represent the western continuation of the Jaclyn, Jaclyn North and Jaclyn South veins systems. Sampling at Jaclyn West resulted in gold assays as high as 110 ppb Au which led to the discovery of a mineralized quartz vein system as intersected in hole GP04-41 (Figure 6, see Drilling below). Numerous additional anomalous Au in soil zones were discovered during the program along with various zones of mineralized quartz vein float. Follow up drilling was completed mainly on prospective float occurrences in the Jaclyn West area and many of the anomalous soil sample sites remain to be drill tested.

136 MMI soil samples were collected on two lines in the Jaclyn West Area with one line passing over the Christopher Zone (Fedikow, 2004b). Two areas of low contrast Au anomalies with RR of 4 and 6 were defined in the area with Ag response ratios of 10 to 18. Follow -up exploration on these targets has not been completed.

9.2.3 Shawn’s Shot Gold Occurrence

Two lines of MMI soil samples were collected in the area surrounding the Shawn’s Shot Gold Occurrence (Fedikow, 2004b). The sampling resulted in two areas of anomalous multi-element responses as outlined below.

At Area 1 (A multi-element MMI-M anomaly is recognized in this area and is characterized by a mixture of commodity-related elements and lithologic indicator elements. Commodity-related elements As (RR to 110), Co (RR to 168), Ni (RR to 90), U (RR to 308) are very high contrast responses and are associated with low to moderate contrast responses for Sb (RR to 20RR), Cd (RR to 17.5), Pd (RR to 2), W (RR to 4RR) and Th (RR to 21). This mineral assemblage is strongly indicative of sulphide mineralization including pyrite (Co, U, Th, Sb), possibly sphalerite (Cd) although the responses of Zn appear erratic, and arsenopyrite (As).

Area 2 has the most immediate significance in terms of exploration potential as a consequence of elevated multi-sample responses for Au. The RR of up to 12 for Au is low contrast but in association with a variety of sulphide-related elements may be the MMI-M signature developed in soils over the Au-bearing vein system exposed at the shoreline of the Exploits River. Six additional elements are anomalous in Area 2 in association with the Au response. These include Cu (RR to 65), Pb (RR to 62), Bi (RR to 12), Sb (RR to 20RR), Tl (RR to 11) and Sn (RR to 6). Area 1 and 2 were not tested by drilling in the fall of 2004.

9.2.4 Branden Float Occurrence

167 B-horizon soil samples were collected over the Branden gold occurrence (Figure 8) over the area of anomalous gold-bearing quartz float, as described in section 9.1.4 above. Soil sampling was completed on eight lines at 100 m line spacing and 25 m sample spacing. Soil sampling produced two anomalous samples 325 m to the west and 475 m to the southwest of the Branden Float Occurrence. The samples assayed 55 and 8530 ppb Au, respectively. The 8530 ppb Au sample is described as being organic rich humus. Follow-up prospecting at these sites yielded no in-situ mineralization or mineralized float. 10 MMI samples were collected along a single line across the Branden float occurrence with sample spacing at 10 metres. The samples did not yield anomalous response ratios for Au or other pathfinder elements (e.g. Ag, As).

9.2.5 Rushy Pond Area

A moderate sized soil survey grid was completed over the Rushy Pond Area and comprises 10 grid lines and 494 samples. The area is underlain by folded Victoria Lake and Caradoc Shale rocks forming a local northeast plunging anticline (Figure 3, Figure 10). Abundant easterly (100o) and northeasterly (070o) oriented faults and mafic transect the area and crosscut all sedimentary lithologies. The soil lines were completed at 100 and 200 m line spacing with 25 m sample spacing.

In the Rushy Area anomalous gold forms at least two clusters with assays up to 561 ppb Au. (Figure 11) These soils have similar tenor to that encountered as anomalous soil samples over the Jaclyn Zone. Arsenic values up to 324 ppm have been returned for the area and cluster very well with the anomalous gold-bearing soils. Antimony values up to 10 ppm have been returned for the area and also cluster proximal to the Au anomalies; these low concentrations of Sb are highly anomalous for the area. Quartz vein float assaying up to 450 ppb Au at eastern end of grid as well as spotted sericite-carbonate alteration in outcrop to the south (1.5 km) have been observed indicating the presence of an underlying alteration/mineralizing system.

9.2.6 Joe Glodes Area

A reconnaissance soil survey grad comprising 5 grid lines was completed in the Joe Glodes area at 100 and 200 m line spacing with 25 and 50 m sample spacing (Figure 3, Figure 11). The grid area is underlain by tightly folded Victoria Lake and Caradoc Shale forming a tight isoclinal anticline (Figure 12). Abundant easterly (120o) and north-easterly (070o) oriented faults (dashed lines) and mafic dykes (purple lines) transect the area. This area is a similar geological and structural environment as the Snow White veins on the South Golden Promise Property (up to 105 g/t Au). Anomalous gold with assays up to 168 ppb Au (similar tenor as Snow White “discovery” soils) have been returned for the grid area with coincident As (up to 172 ppm) clustering very well with anomalous Au. Additional As up to 251 ppm has been returned from samples overlying the Caradocian Shale in the north end of the grid area proximal to a known in-situ 10 cm arsenopyrite-bearing quartz vein. Anomalous Sb (up to 30 ppm) also coincides with the northerly As anomaly. This low concentration of Sb is considered highly anomalous for the area. Follow-up prospecting, expanded soils and trenching are proposed at this time.

9.2.7 OB West Area

Six soil sample lines were completed in the OB West Area (Figure 9). The samples were collected along 100 and 200 m spaced lines at a sample spacing of 25 m (Figure 9). The area is underlain by folded Victoria Lake and Caradoc Shale forming a tight northeasterly plunging anticline, a similar environment as the Jaclyn and Shawn’s Shot vein zones (Figure 3, Figure 9). Abundant northeasterly (070o) oriented faults and mafic dykes underlie the area and the soil grid follows a 700 m long Aspy-bearing quartz boulder train (assaying up to 431 ppb Au). Anomalous Au values up to 184 and 58 ppb Au coincident with boulder train were returned from the soil sampling. As (up to 260 ppm) is coincident with boulder train with numerous samples with Sb (up to 7 ppm) flanking the quartz boulder train. Trenching is proposed for the area, however immediate drilling is permissive.

9.2.8 Three Angle Pond Area

The Three Angle Pond Area was covered with 406 samples collected over 5 reconnaissance style lines and a more systematic soil grid in the southeastern part of licence 11062M. The southeastern soil grid provided the most significant results, meritorious of follow-up exploration. This area is largely underlain by Crippleback Lake Quartz Monzonite (Figure 3, Figure 12). The airborne magnetic survey data indicates that the Crippleback Lake has been cut by numerous northeast-trending fault zones that parallel major tectonic boundaries (2nd or 3rd order structures). Several anomalous soil samples, assaying from 55 to 430 ppb Au. The cluster of anomalous samples overlies a major northeast trending fault zone, and it is felt that the anomalous samples are representative of in-situ mineralization associated with the fault.

9.3 Ground Geophysical Surveys
During June and July 2002, prior to any drilling at the Jaclyn Zone, 20 km of gridline was established over the Jaclyn Area. The grid comprised a single baseline oriented parallel to and along the trace of the mineralized quartz vein boulders at an azimuth of 070o with cross lines oriented at an azimuth 320 degrees relative to true north. Line cutting was followed by magnetic/VLF-EM surveys and 2 km of IP surveying. Results of the ground geophysics are considered to have been ineffective at detecting the mineralized veins; however, several potential structures may be inferred from the data. The data is, however, considered too limited in lateral extents to confidently interpret structures.

9.4 Airborne Geophysical Survey
From October 21 to November 19, 8,250 line km of high resolution, helicopter-borne electromagnetic/magnetic surveys were completed on the Golden Promise Property. The airborne survey covered the entire Golden Promise Property following the trace of the Caradocian shale horizon throughout the property as originally outlined in a regional airborne EM survey from 1966 (Lazenby, 1966). The survey (traverse) flight lines were generally flown in a north-south orientation. Tie lines were spaced approximately 750 m and oriented orthogonal to the survey lines. The cost of the survey was partially funded ($200,000) by the Government of Newfoundland and Labrador under the Junior Company Exploration Assistance Program (JCEAP).

Total field magnetic data along with three frequencies of electromagnetic data (900Hz, 7,200Hz and 56,000Hz) were collected during the survey. All frequencies of resistivity and magnetic data show strong contrast in the underlying lithologies and reveal regional and local-scale folded and faulted stratigraphy, both potentially of critical significance for formation of gold bearing quartz veins. Abrupt transitions from high resistivity to low resistivity units marks the transition from siliciclastic rocks of the Victoria Lake and Badger siliciclastic metasediments to the Carodocian shale marker unit. The Carodocian shale is an excellent electrical conductor and thus forms a resistivity low on the resistivity maps and occupies an approximate 450 metres wide layer throughout the survey area. The highly conductive nature of the rock is attributable to the relative high graphite and/or pyrite content of this black shale. This contrasting stratigraphy outlines tight northeast-plunging folds. In places, the folds have been offset by faults that trend parallel and transect the axial trace of the folds.

The most obvious magnetic features imaged by the survey are a pervasive set of ESE (110 degree) trending dykes, NE trending dykes and fault zones. Many of the magnetic dykes apparently terminate when passing from Badger or Victoria Lake sediments to the Carodocian shale unit. The magnetic dykes imaged within the survey area may be correlative to mafic plutonic rocks that intrude upper levels of the Victoria Lake. The age range for these rocks is 443-355 Ma or Early Silurian to Late Devonian. The large range in ages may reflect multiple suites. The age of the dykes is post deposition and younger than mafic volcanic units within the Victoria Lake dated at 515-460 Ma or Early Cambrian to Middle Ordovician. Dykes that post date the mineralized Jaclyn Zone also crosscut stratigraphy.

Also note the trend of the magnetic mafic swarm from the magnetic maps (110 to 130 degrees) is sub-parallel to the 35 cm visible gold bearing vein in at the Shawn’s Shot Occurrence (>30 g/t Au). Observations at the Jaclyn Zone and from the regional detailed magnetic survey show that the majority of the dykes are syn-to late- deformation and faulting, and may be intimate with or structurally similar to gold bearing quartz veins. There is a strong spatial correlation between the occurrence of high-grade boulders and the trace of the Caradoc shale throughout the survey area. Although potentially coincidental, preliminary data suggest that the Carodocian shale is a favourable site for gold mineralization within the region.

9.5 Geological Mapping
A systematic geological mapping program was undertaken during 2004 on the Golden Promise Property that included mapping a large portion of NTS map sheets 12A/16 and 02D/13 (McNeill, 2005; Figure 3). The mapping program was designed to follow-up on initial geological interpretations by Tarnocai (2004) largely based on interpretation of the 2003 high-resolution airborne survey and compilation of existing regional geological work by the government.

9.6 Trenching
Since July 2002 a total of 21 trenches have been excavated over targets on the Golden Promise Property. The majority of the trenches have targeted exposing mineralized quartz vein systems within the Jaclyn Area, with additional trenches testing mineralized quartz vein float or anomalous B-horizon soils at the Jaclyn West Area (including the Christopher Zone), the Justin’s Hope Gold Occurrence, and the Branden Float Occurrence. Trenching overall has proven a cost effective means of testing for underlying mineralized quartz vein systems in an area of extensive, but generally thin, overburden cover. Trenching has been successful in exposing the Jaclyn Vein Zone at surface in one location as well the Christopher Zone.

9.6.1 Jaclyn Area

During July 2002, 7 trenches were excavated along the trace of the Jaclyn Zone quartz float train (Figure 5). One of the trenches targeted the Jaclyn South Zone boulder train. One of the trenches exposed a 1 to 2 m thick quartz vein system (Jaclyn Zone) with local abundant visible gold. Adjacent trenches, failed to expose the vein in bedrock due to thick overburden conditions and rapid water inflow, though numerous large quartz boulders were excavated from the trenches (Mullen, 2003).

A small trenching program was carried out between October 28, and November 4, 2003 with a total of 7 trenches excavated (GPTR-01 through GPTR-07). Trenching on the Jaclyn North Zone (GPTR-01, 02), previously known as the north boulder train, exposed intercalated black mudstone and green-grey mudstone and greywacke sequences and arkosic sandstone. Trench GPTR-01 exposed a sequence of mudstone/wacke that is separated from black mudstone by a 10 to 20 cm deformation zone parallel to the contact. This deformation zone is characterized by more intense fabric development and the presence of high density quartz veins (1 to 3 cm) within a 1 m zone in the black mudstone. Bedrock on either side of this structure appears to have slightly different orientations with respect to bedding and possibly cleavage. Although significant quartz and calcite veins were exposed within bedrock in trench GPTR-01, the veins did not contain appreciable amounts of arsenopyrite or base metals and were not laminated as the boulders that overlie the trenched area. Samples collected from the trench did not return significant gold assay while samples of quartz float immediately overlying the trenched bedrock contained visible gold and returned assays up to 4 g/t Au.

Trenching over the Jaclyn South Zone (GPTR-03 to 06) exposed mostly unaltered mudstone/greywacke sequences with interlayered arkosic sandstone. Trenching did not expose metre-scale arsenopyrite bearing quartz veins as indicated by the overlying float. Numerous 1 to 4 cm quartz veins are present in bedrock underlying the boulder train at the Jaclyn South Zone. Weakly altered mudstone in trench GPTR-03 may indicate proximity (10’s of metres) to significant vein mineralization similar to the Jaclyn Zone. No bedrock was exposed in trench GPTR-06.

9.6.2 Justin’s Hope Occurrence

Three test pits (GPTR-07) excavated at the Justin’s Hope float occurrence struggled to expose bedrock (Figure 5). In one test pit, unaltered black mudstone was exposed that did not host significant quartz veining similar to that observed in the overlying quartz float train. Two other test pits failed to reach bedrock and were filled in. No samples were collected from the Justin’s Hope test pits.

9.6.3 Jaclyn West Area

Trenching in the Jaclyn West Area (GPTR-08 to GPTR-11), exposed a sequence of spotted mudstone, greywacke and arkosic sandstone (Figure 6). Trench GPTR-09 is located near numerous large, angular quartz boulders that despite the presence of arsenopyrite only assayed up to 100 ppb. The source of these boulders was not located; however this trench did expose a blue-grey intensely spotted mudstone, perhaps indicative of proximity to a large quartz system. The spots vary in size and intensity, but are generally <0.25 cm in diameter. In some areas small, black grains seem to be the nucleation centre for the spotted texture, as they are rimmed by light green (ser-cl?) minerals. The bedding of the mudstone is defined by the spots as 250o/20o, and the glacial striae for the area trends towards 095o. No samples were collected from this trench.

GPTR-10 exposed a gold-bearing quartz vein located 400 metres southwest (240o) of the Jaclyn Zone over a strike length of 35 metres (Figure 6). This quartz vein exposure is named the Christopher Zone. The central portion of the vein is comprised of massive, milky-white quartz with the margins being characterized by laminated and stylolitic textures. Arsenopyrite (trace to 2%) occurs mainly as disseminated anhedral masses within massive quartz in areas of angular wallrock inclusions, and as disseminated euhedral grains within, and proximal to, stylolitic laminae. The vein is hosted within altered (silica, carbonate) greywacke. The vein is orientated approximately 080o/75o. A total of 93 channel samples of the vein and surrounding altered wallrock were collected. An additional 13 grab samples were taken in the area of the vein (stylolitic, laminated and fault gouge) where visible gold was observed, as these areas were difficult to reach by channel sampling. One grab sample returned the highest outcrop value of 1.96 g/t Au. Sampling of the subcropping vein before trenching returned assays as high as 3.8 g/t Au, with As values as high as 4240 ppm.

Trenching 100 m east along the strike of the Christopher Zone exposed grey coarse grained sandstone progressing to greywacke with increasing siliceous alteration towards the south (GPTR-11, Figure 6). 1% disseminated pyrite and arsenopyrite occurs as blebs throughout, possibly indicating proximity to a mineralized vein system. This trench failed to expose significant quartz veins, however it is interpreted that the Christopher Vein Zone continues to the south of the trench within areas of deeper overburden. Three grab samples were assayed; the highest ran 19 ppb Au and is not considered anomalous. Iron-carbonate alteration and quartz carbonate veins up to 3 cm thick similar to those exposed at Christopher were noted in a trench 50 meters to the west of GPTR-10. The trench (GPTR-08) was subsequently back filled without mapping outcrop or sampling due to flooding.

9.6.4 Branden Float Occurrence

Three trenches were excavated at the Branden occurrence (GPTR-12 to 14). The first trench (GPTR-14) targeted the centre and high-grade part of the Branden boulder train where quartz float assayed up to 80.7 g/t Au. This trench struggled to expose bedrock, and was thus back filled without taking samples. The other two trenches were excavated 40 and 120 metres from the first in an up-ice (230o) direction.  Ice direction (030o to 040o) was confirmed by glacial striations on outcrop exposed in trenches GPTR-12 and GPTR-13.

GPTR-12 exposed bedded (200o/40o) grey-green siliceous, coarse- to fine-grained sandstone-greywacke interbedded with thin blue-grey shale layers. In the southern end of the trench, a 1.5 m wide dyke intrudes the sediment (contact 268o/80o). It exhibits chilled margins and contains 1% disseminated cubic pyrite. Its magnetic susceptibility accounts for the magnetic high in the airborne geophysics data. Minor qtz-cal+/-ank bedding parallel veins (<5 cm) are present. Six grab samples were taken; none assayed more than 5 ppb Au.

Trenching GPTR-13 exposed a similar geology as GPTR-12 with coarse- to fine-grained sandstone-greywacke and shale intervals, with bedding 200o/40o. Rip-up clasts of shale in medium-grained sandstone suggests that beds young to the southeast. In the southern end of the trench is a 1.5 m wide light grey-purple porphyry intrusion (contact 280o/70o), with euhedral orthoclase and subhedral plagioclase crystals and 1% disseminated cubic to blebby pyrite. Five samples were taken from this trench, none assayed more than 5 ppb Au.

Trenching at the Branden occurrence was expected to expose Badger Group type rocks according to geology and geophysical compilation maps, yet the presence of bedded sandstone-greywacke is more typical of Victoria Lake Group sediments. Even though the nearest occurrences of Victoria Lake Group are more than 3 km to the northeast and southwest of the Branden, it is thought that this area is a window of Victoria Lake Group between a northeast plunging anticline (hosting the Jaclyn Zone) and a southwest plunging anticline. Although trenching at Branden failed to determine the source for the gold-bearing quartz float, it did establish that the Branden occurrence may be even more prospective, as it lies within the same stratigraphic setting as the Jaclyn Zone.

10.0 DRILLING
Since August 2002, Rubicon has completed 5,736.31 m of diamond drilling in 46 holes on the Golden Promise Property, with the majority (33) of the drillholes being completed on the Jaclyn (30 holes), Jaclyn North (1 hole) and Jaclyn South (2 holes) Zones (Table 2, Figure 13).

Highlights of the diamond drill program to date, all from the 2002 and 2003 drill programs at the Jaclyn Zone, include intersections of up to 16.57 g/t Au over an estimated true thickness of 1.64 m (GP02-01); 23.14 g/t Au over an estimated true thickness of 0.67 m (GP02-14); 68.95 g/t Au over an estimated true thickness of 0.21 m (GP02-21); 11.16 g/t Au over 1.6 metres (GP03-24); 18.18 g/t Au over 0.6 metres (GP03-25); 44.59 g/t Au over 0.3 metres (GP03-31), and 12.13 g/t over 0.35 metres (GP03-32). Assay highlights are presented in Table 3.

Drilling during 2002 and 2003 was successful in defining gold bearing mineralization at the Jaclyn zone. Drilling defined the extent Jaclyn Zone to be 375 m in strike length and 192 m vertical depth as illustrated in the diagrammatic vertical longitudinal section in Figure 14. Drilling in hole GP03-31, 32 and 33 have shown the north (Jaclyn North Zone) and south (Jaclyn South Zone) boulder trains to be underlain by highly altered sedimentary stratigraphy that hosts visible gold bearing quartz veins, similar in style to that encountered within the Jaclyn zone. These new discoveries underscore the potential of Jaclyn North and South Zones to host gold bearing quartz veins similar in extent to the Jaclyn Zone. The cross-section along line 50+00E shows the nature of the Jaclyn vein zones (Figure 15).

Other drillholes have targeted largely quartz vein float or B-horizon soil anomalies in the Jaclyn East, Jaclyn West and Justin’s Hope occurrences (Figure 5, 6 and 13). In the Jaclyn West area drilling in two holes targeted the Christopher Vein Zone, exposed by trenching during the summer of 2004. 1 hole targeted a soil anomaly 600 m to the west of the Jaclyn North Zone. Two drill holes (GP-4-35 and 36) targeted the Shawn’s Shot Occurrence as outlined below (Figure 7).
10.1 August 2002
In August 2002, Rubicon completed a preliminary 21 hole, 1045 m, NQ & HQ core diamond drilling program along the Jaclyn vein system (Figure 13; Mullen, 2003). Of the 17 holes to intersect the vein, 15 contained visible gold (88% of the holes). Three of the other holes were lost due to technical difficulties and the fourth was not drilled deep enough to reach the vein. Highlights of the program include intersections of up to 16.57 g/t over an estimated true thickness of 1.64 m; 25.74 g/t over an estimated true thickness of 0.63 m; and 68.95 g/t over an estimated true thickness of 0.21 m. Results from the drill program document the Jaclyn vein system as developed over a minimum 225 m strike length to a vertical depth of 50-60m and remains open in both strike directions and below 50 m vertical depth. Assay highlights from the 2002 drilling program are presented in Table 3.

The main quartz veined (Jaclyn) zone is sub-vertical (80 to 85°), dipping mainly steeply to the southeast though to the east it dips steeply to the northwest, while its strike varies from 070° to 090° (Figure 15). The Jaclyn Zone attains an estimated true thickness of close to 4 m, with individual veins up to 2.7 m thick.

The gold-bearing quartz veins of the Jaclyn Zone are milky white to grey in colour, comb-textured to locally vuggy, often stylolitic to banded, and inclusion rich; indicative of open space filling. Visible gold distribution within a vein is generally restricted to 10 to 20 cm thick zones, often close to vein margins. Gold occurs as: i) specks (0.1 mm) to coarser 3 mm flakes along short fractures oriented perpendicular to the vein margin (comb quartz crystal boundaries); ii) along stylolitic seams with fine-grained arsenopyrite; iii) as scattered specks along rusty fractures parallel to the vein boundary; and, iv) and less commonly as isolated grains in massive quartz.

Accessory minerals include calcite, chlorite, sericite, iron carbonate, arsenopyrite, pyrite, galena, sphalerite, and chalcopyrite. Wall rock inclusions locally contain abundant arsenopyrite with lesser pyrite. Hosting the veins are predominantly very fine grained, weakly to well bedded mudstone/greywacke intercalated with more granular arkosic greywacke, and massive arkose with mudstone clasts to 2 cm. Very well preserved sedimentary structures such as load casts, flame structures, scours, and graded bedding suggest an upright facing, relatively shallow north northeast dipping sequence. Alteration associated with the veining extends for several metres to 15 m either side of the zone, but varies somewhat according to rock type. The most pronounced alteration is developed in fine grained mudstone where light-green 1-10 mm spots and fracture alteration consisting of silica-sericite-carbonate locally coalesce into massive alteration sections. A 0.5 to 1.2 m wide, steeply dipping, though laterally restricted mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein.

10.2 October to December, 2003
A diamond drill program comprising 2,451.5 metres in 12 holes was completed on the Golden Promise Property from October 28 to December 18, 2003 (Table 2, Figure 13). Holes GP03-22 through GP03-33 were completed during the program and targeted the Jaclyn, Jaclyn North and Jaclyn South Zones. The 2003 drill program followed up on the successful drilling completed during the summer of 2002 (Mullen, 2003).
Table 2. 2002 to 2004 Drill hole locations and collar data.

Drill Hole	Easting (UTM)	Northing (UTM)	Total Length	Dip	Azimuth (True)	Date Started	Date Finished
GP02-01	562242	5417183	35.65	-45	160	19/08/2002	20/08/2002
GP02-02	562242	5417184	87.5	-70	160	20/08/2002	22/08/2002
GP02-03	562219	5417178	26.5	-45	160	22/08/2002	23/08/2002
GP02-04	562220	5417179	10.35	-45	160	23/08/2002	24/08/2002
GP02-05	562233	5417138	38.7	-45	340	24/08/2002	25/08/2002
GP02-06	562233	5417138	56.4	-65	340	25/08/2002	26/08/2002
GP02-07	562286	5417157	8.25	-45	340	26/08/2002	26/08/2002
GP02-08	562286	5417158	32	-45	340	27/08/2002	28/028/2002
GP02-09	562286	5417158	60.05	-70	340	28/08/2002	29/08/2002
GP02-10	562310	5417162	46	-45	340	29/08/2002	30/08/2002
GP02-11	562310	5417162	69.2	-68	340	02/09/2002	03/09/2002
GP02-12	562332	5417174	32	-45	340	03/09/2002	04/09/2002
GP02-13	562332	5417174	49.35	-70	340	04/09/2002	04/09/2002
GP02-14	562360	5417173	37.8	-45	340	05/09/2002	06/09/2002
GP02-15	562360	5417173	59.75	-65	340	06/09/2002	06/09/2002
GP02-16	562387	5417172	65.55	-45	340	07/09/2002	08/09/2002
GP02-17	562387	5417172	68.6	-65	340	08/09/2002	09/09/2002
GP02-18	562405	5417181	42.65	-45	340	10/09/2002	11/09/2002
GP02-19	562405	5417180	93.55	-68	340	11/09/2002	13/09/2002
GP02-20	562190	5417129	41.15	-45	340	13/09/2002	13/09/2002
GP02-21	562190	5417129	84.4	-65	340	13/09/2002	14/09/2002
GP03-22	562311	5417090	282.8	-60	340	28/10/2003	3/11/2003
GP03-23	562209	5417072	205.4	-60	340	3/11/2003	8/11/2003
GP03-24	562403	5417125	197	-60	340	9/11/2003	14/11/2003
GP03-25	562302	5416967	331	-50	340	14/11/2003	22/11/2003
GP03-26	562389	5417015	299	-50	340	22/11/2003	29/11/2003

GP03-27	562502	5417143	211.7	-60	340	30/11/2003	04/12/2003
GP03-28	562137	5417053	146	-60	340	4/12/2003	7/12/2003
GP03-29	562588	5417200	167.9	-50	340	4/12/2003	10/12/2003
GP03-30	562064	5417034	152	-50	340	8/12/2003	11/12/2003
GP03-31	562365	5416795	182.4	-50	340	10/12/2003	14/12/2003
GP03-32	562166	5417339	157.3	-50	340	12/12/2003	15/12/2003
GP03-33	562454	5416827	119	-50	340	14/12/2003	17/12/2003
GP04-34	564952	5419916	197.5	-45	140	05/04/2004	12/04/2004
GP04-35	564529	5419268	197.5	-45	140	13/04/2004	20/04/2004
GP04-36	562798	5417659	304	-45	160	21/04/2004	28/04/2004
GP04-37	563036	5417623	200	-45	340	28/04/2004	05/05/2004
GP04-38	563009	5417352	99.06	-45	340	05/05/2004	06/05/2004
GP04-39	561819	5416778	178.9	-45	340	12/11/2004	15/11/2004
GP04-40	561840	5416808	136.2	-45	340	15/11/2004	17/11/2004
GP04-41	561526	5417320	175.9	-45	160	17/11/2004	23/11/2004
GP04-42	561323	5416453	199.6	-45	340	23/11/2004	27/11/2004
GP04-43	560936	5417107	171.5	-45	160	27/11/2004	30/11/2004
GP04-44	560822	5416510	153	-45	340	30/11/2004	02/12/2004
GP04-45	556630	5412475	206.4	-45	180	08/12/2004	11/12/2004
GP04-46	556630	5412475	180.7	-45	200	11/12/2004	13/12/2004

Table 3. Assay highlights from 2002, 2003 and 2004 drilling.

Drill Hole	Hole Length (m)	Dip	Azimuth	From	To	Core Length (m)	Estimated True Thickness (m)	Au (g/t)	Au (oz/ton)	Visible Gold (vg /n)
GP02-01	35.7	-45	160	26.75	29.30	2.55	1.64	16.57	0.48	vg
GP02-02	87.5	-70	180					NSA		n
GP02-03	26.5	-45	180					NSA		n
GP02-04	10.4	-45	180					NSA		n
GP02-05	38.7	-45	340	29.15	31.35	2.20	1.80	11.41	0.33	vg
GP02-06	56.4	-70	340	45.00	45.55	0.55	0.32	15.68	0.46	vg
GP02-07	8.25	-45	360					NSA		n
GP02-08	32.0	-45	340	24.45	24.85	0.40	0.31	17.13	0.50	vg
GP02-09	60.1	-70	340	45.40	50.30	4.90	2.22	7.05	0.20	vg
GP02-10	46.0	-45	340	32.75	37.85	5.10	4.02	1.70	0.05	vg
GP02-11	69.2	-68	340	47.30	52.70	5.40	2.70	1.40	0.04	vg
GP02-12	32.0	-45	340	19.25	20.10	0.85	0.63	18.00	0.53	vg
GP02-13	49.4	-70	340	39.55	41.85	2.30	0.94	17.68	0.52	vg
GP02-14	37.8	-45	340	27.55	28.45	0.90	0.67	23.14	0.67	vg
GP02-15	59.8	-65	340	47.20	48.30	1.10	0.52	11.25	0.33	vg
GP02-16	65.6	-45	340	31.45	31.95	0.50	0.34	31.61	0.92	vg
GP02-17	68.6	-65	340	55.50	59.15	3.65	1.48	3.02	0.09	vg
GP02-18	42.7	-45	340	32.80	33.85	1.05	0.70	9.90	0.29	vg
GP02-19	93.6	-68	340	90.35	91.80	1.45	0.45	0.49	0.01	n

GP02-20	41.2	-45	340	30.15	30.75	0.60	0.46	1.34	0.04	n
GP02-21	84.4	-65	340	33.45	33.85	0.40	0.21	68.95	2.01	vg
GP03-22	282.8	-60	340	132.20	133.15	0.95	0.73	5.72	0.17	vg
Including				132.20	132.65	0.45	0.34	11.36	0.33	vg
and				135.30	136.35	1.05	0.80	3.48	0.10	vg
GP03-23	205.4	-60	340	141.55	141.85	0.30	0.23	1.43	0.04	n
GP03-24	197.0	-60	340	126.60	131.80	5.20	3.98	4.18	0.12	vg
Including				126.60	128.20	1.60	0.79	11.16	0.33	vg
GP03-25	331.0	-50	340	247.32	247.92	0.60	0.52	18.18	0.53	vg
Including				247.62	247.92	0.30	0.26	36.10	1.05	vg
GP03-26	137.7	-50	360					NSA		n
GP03-27	211.7	-60	340	136.65	137.25	0.60	0.30	1.91	0.06	vg
and				139.90	140.30	0.40	0.20	2.63	0.08	vg
GP03-28	146.0	-50	340	77.40	77.70	0.30	0.21	2.30	0.07	vg
GP03-29	167.9	-50	340					NSA		n
GP03-30	152.0	-50	340					NSA		n
GP03-31	182.4	-50	340	105.40	105.70	0.30	0.26	44.59	1.30	vg
GP03-32	157.3	-50	340	41.40	41.75	0.35	0.15	12.13	0.35	vg
and				85.35	85.65	0.30	0.02^	12.30	0.36	vg
and				117.75	118.30	0.55	0.27	4.61	0.13	vg
and				119.00	119.50	0.50	0.25	7.42	0.22	vg
GP03-33	119.0	-50	340	96.70	97.00	0.30	0.03^	2.59	0.08	vg
GP04-34	197.5	-45	120					NSA		n
GP04-35	197.5	-45	120					NSA		n
GP04-36	304.0	-45	160	72.4	73.3	0.90		0.662	0.02	n
GP04-37	200.0	-45	340					NSA		n
GP04-38	99.06	-45	340					NSA		n
GP04-39	178.9	-45	340					NSA		n
GP04-40	136.2	-45	340					NSA		n
GP04-41	175.9	-45	160	87.6	88.0	0.4		3.42	0.10	n
and				86.6	86.9	0.3		0.190	0.005	n
and				30.4	30.8	0.4		0.200	0.006	n
GP04-42	199.6	-45	340	176.0	176.4	0.4		0.647	0.02	n
and				146.0	146.4	0.4		0.156	0.004	n
and				127.1	127.6	0.5		0.240	0.07	n
GP04-43	171.5	-45	160					NSA		n
GP04-44	153.0	-45	340					NSA		n
GP04-45	206.4	-45	160	82.0	82.3	0.3		0.60	0.02	n
GP04-46	180.7	-45	180	82.5	82.8	0.3		0.428	0.01	n
and				82.2	82.5	0.3		0.170	0.005	n
TOTAL:                  5736.31       m

The fall 2003 phase of drilling was considered successful. 12 holes were drilled, comprising 2451.5 m of core with eight of these holes containing appreciable amounts of visible gold. The drilling extended the Jaclyn Zone from a 225 m strike length with a vertical depth of 50 m (2002 drilling) to a 375 m strike length and 192 m vertical depth (Figure 14). Drilling continued to indicate that the Jaclyn Vein Zone is mineralized at depth and along its length (Table 3), with assays up to 18.18 g/t Au across 0.6 metres (Hole GP03-25) and 11.16 g/t Au over 1.6 metres (GP03-24).

Drilling in hole GP03-31, 32 and 33 have shown the north (Jaclyn North Zone) and south (Jaclyn South Zone) boulder trains to be underlain by highly altered sedimentary stratigraphy that hosts visible gold bearing quartz veins, similar in style to that encountered within the Jaclyn zone as outlined in Figures 13 and 15.

Two holes (GP03-31 and 33) collared 100 metres apart on the Jaclyn South Zone have confirmed the presence of at least three separate quartz veins, two of which contain visible gold, with associated strong silica and sericite alteration of host sediments. The veins returned a maximum assay of 44.59 g/t gold over 0.3 metres or 8.92 g/t diluted over 1.5 metres (minimum mining width). The maximum vein intersection (core length) was 3.4 metres. The development of multiple gold-bearing veins with associated strong alteration at Jaclyn South compares favourably to the main Jaclyn Vein and suggests potential for mineralization of similar extent. One drill hole (GP03-32) has currently tested an area of boulders which runs parallel to, and north of the main Jaclyn Zone Vein (Jaclyn North Zone). This hole intersected four separate veins, three of which contain visible gold, along with associated strong silica and sericite host rock alteration. The best developed vein was intersected over a core length of 2.8 metres (1 metre estimated true thickness) within a 10 metre (core length) stringer quartz-veined section. Three separate veins returned maximum assays of 7.42 g/t gold over 0.5 metres, 12.13 g/t gold over 0.3 metres and 12.30 g/t gold over 0.3 metres. The intensity of alteration and presence of multiple gold-bearing veins suggests the presence of a robust mineralizing system which requires obvious follow up drilling. Given the current known extent of the nearby main Jaclyn vein, the potential to expand this new zone is considered high.

These new discoveries underscore the potential of Jaclyn North and South Zones to host gold bearing quartz veins similar in extent to the Jaclyn Zone. The discovery of these veins in bedrock also serves to illustrate the exploration potential of boulder zones, despite the lack of exposure during trenching and lack of anomalous Au in soil samples. Overall, the 2003 drilling on the main Jaclyn Vein extended its strike length from 225 metres to 375 metres and vertical depth from 60 metres to 192 metres. A total of 24 of 26 (92%) completed holes have intersected the vein and 20 of 26 (77%) contain visible gold.

10.3 April to May 2004
Drilling during this program comprised 998.06 metres in five holes (GP04-34 to GP04-38) that targeted the Jaclyn East and Justin’s Hope gold occurrences (Figure 5). Drilling commenced at the Golden Promise Property on April 5 and finished May 6, 2004.

No significant gold assays (>100 ppb) were obtained from quartz veins sampled in holes GP04-34, 35, 37 and 38. A single anomalous assay of 662 ppb Au was obtained from a narrow-quartz vein, Fe-carbonate altered interval (72.4 m to 73.3 m) in hole GP04-36. The interval contained possibly elevated As (~100 ppb) although no visible arsenopyrite was noted. The intersection of an anomalous gold bearing vein within hole 36 occurs at a depth compatible with the down dip projection of a vein structure underlying the Jaclyn East boulder train and anomalous soil samples. The presence of alteration within the hole and weak gold mineralization indicates the potential for the Jaclyn East boulder train to be underlain by high-grade gold mineralization.

10.4 November to December 2004
Two areas underlain by gold bearing quartz veins were targeted as part of the fall 2004 diamond drilling program (Figure 24 and 25, at end). Drilling during this program comprised 1402.2 metres of NQ core drilling in eight holes that targeted the Jaclyn West Area, including the Christopher Zone (GP04-39 to 44, Figures 6) and the Shawn’s Shot Occurrence (GP04-45 and 46, Figures 7). Drilling commenced at the Golden Promise Property on November 7 and finished December 15, 2004. Overall, the fall 2004 program targeted known gold bearing vein sets within a similar structural and stratigraphic environment as the Jaclyn Zone. A summary of the drilling is provided in Table 4.

The Shawn’s Shot vein, located approximately 7.5 kilometres to the southwest of the Jaclyn Zone is a 30 to 40 cm wide, well-laminated, stylolitic, visible gold and arsenopyrite bearing vein that has a total visible strike length of approximately 2 metres. The vein strikes approximately 110 degrees dipping steeply. The vein remains 30 to 40 cm wide towards the east and out into the Exploits River. Abundant visible gold was seen in the vein and surrounding sand and gravel. The vein is hosted within Victoria Lake Group sedimentary rocks immediately underlying the Caradocian shale within a northeast plunging anticline; a similar structural and stratigraphic setting to the Jaclyn Vein Zone. Two holes (Figure 7, GP04-45 and 46) tested the vein exposed along the river, along with other possible veins underlying the area.

During the summer of 2004 B-horizon and MMI soil samples were collected over the Jaclyn West Area, as described above. Soil sampling, in tandem with prospecting led to the discovery of the Christopher Zone (Figure 6). The vein zone, located 400 metres southwest (240o) of the Jaclyn Zone, is currently exposed (via trenching) over a strike length of 35 metres, with the vein striking 080o and dipping steeply (75o) southeast. Sampling (rock grab) of the vein has returned assays as high as 3.8 g/t Au with As values as high as 4200 ppm. Along with the Christopher Zone several other anomalous gold-bearing sites were discovered in soil, float and in bedrock which formed targets for testing during this program in the Jaclyn West Area. Two holes, GP04-39 and 40, targeted the Christopher Vein Zone and were set up 75 and 50 m south (160o) of the vein exposure, respectively. The holes both targeted the down dip projection of the Christopher Vein Zone and were set up at an azimuth of 340o and an inclination of -45o. Hole GP04-41 tested a new area 600 metres west of the Jaclyn North Zone (Figure 24). Hole GP04-42 tested a line of anomalous Au and As bearing quartz float approximately 600 metres west of the Christopher Zone. Hole GP04-43 tested a new area 600 metres west of the vein zone intersected in hole GP04-41. Hole GP04-44 tested a subcropping sulphidic quartz breccia vein that assays as high a 1 g/t. The subcropping vein measures up to 1 metre wide and indicated a rough south dipping geometry although this was not confirmed. Several other boulders of quartz vein breccia were also sampled along the trend that assays anomalous gold.

The drilling program was successful in intersecting the Christopher vein at a vertical depth of 28 metres and defining two new zones of arsenopyrite-bearing quartz veining in hole GP04-41 with assays as high as 3.4 g/t Au over 0.4 m (western extension of the Jaclyn North Zone). In addition, hole GP04-42 has been successful at intersecting a zone of mafic dyking and quartz veining that shows similar relationships to the Jaclyn Vein Zone as well as those veins intersected in hole GP04-41.

No significant assays (>0.100 ppm) were obtained from holes GP04-39 and 40, despite intersection of the Christopher Vein Zone between 40.2 and 41.3 m in hole 40.

The highest assay received to date is from the second vein zone 86.6 to 88 metres in hole GP04-41 at the Jaclyn North Zone. The sample, assaying 3.42 g/t Au over 0.4 metres (87.6 to 88 metres) is of milky white, massive, weakly stylolitic quartz vein with minor arsenopyrite (152 ppm As). Metallic screen assay of the sample indicates a significant coarse gold component. The other samples within the zone (86.6 to 86.9 m and 87.3 to 87.6 m) assay 0.190 and 0.180 g/t Au, respectively, giving a weighted average grade of 1.06 g/t Au over 1.4 metres or 2.03 g/t Au over 0.7 m below the intervening mafic dyke. These samples have elevated As at 1355 and 1095 ppm, respectively.

Anomalous gold was also obtained from the upper vein zone in hole GP04-41 (26.0 to 30.8 metres). Several of the 5 to 10 cm quartz veins (arsenopyrite-bearing, stylolitic) intersected above the main vein zone assay up to 0.13 g/t Au. Two 40 cm samples from the main vein zone (30 to 30.8 m) assay 0.1 and 0.2 g/t Au, respectively. The veins, hosted within graphitic shale show elevated Sb (up to 26 ppm) and Mo (up to 40 ppm).

Three Quartz-Calcite-Pyrite+/-Pyrrhotite+/-Chalcopyrite brecciated vein zone were intersected in hole GP04-42. Each of the vein zone intersected show anomalous gold with assays between 0.156 and 0.647 g/t Au. No significant assays were obtained in hole GP04-43 and 44.

At Shawn’s Shot, holes GP04-45 and 46 tested the Shawn’s Shot Gold Occurrence, located approximately 7.5 kilometres to the southwest of the Jaclyn Zone (Figure 7). The vein is a 35 cm wide, well-laminated, stylolitic, visible gold and arsenopyrite bearing vein that has a total visible strike length of approximately 2 metres. The vein strikes approximately 110 degrees dipping steeply south at 67 degrees. The vein remains 30 to 40 cm wide towards the east and out into the Exploits River. Abundant visible gold was seen in the vein and surrounding sand and gravel and the vein assays up to 100.5 g/t Au. The vein is hosted within Victoria Lake Group sedimentary rocks immediately underlying the Caradocian shale within a northeast plunging anticline; a similar structural and stratigraphic setting to the Jaclyn Vein Zone.

The highest assay obtained from hole GP04-45 is 0.600 g/t Au from a 10 cm quartz breccia vein with 2500 ppm As (82 to 82.3 m). The three stylolitic quartz vein zones with mafic dykes intersected in the hole along with the projection of the Shawn’s Shot vein (see above) did not yield anomalous Au values. Despite this it is thought that these zones have potential to host gold mineralization, due to their similarity to the Jaclyn Vein zone and the lower gold bearing vein zone in hole GP04-41. This vein type also carries anomalous gold as shown in hole GP04-46.

The stylolitic vein zone intersected in hole GP04-46 carries anomalous gold along with overlying brecciated wallrock with up to 4% pyrite. The wallrock overlying the vein assays 0.170 g/t Au over 0.3 m (82.2 to 82.5 m) while the quartz vein/mafic dyke assays 0.428 g/t Au over 0.3 m (82.5 to 82.8 m). The intersection of anomalous gold in these vein types is compatible with that observed at the Jaclyn Zone and in hole GP04-41 and underscores the potential for the Shawn’s Shot area to be underlain by mineralized quartz vein systems that trend approximately 080o as at Jaclyn and Jaclyn North.

11.0 SAMPLING METHODOLOGY AND APPROACH
All samples collected on the Golden Promise Property by Rubicon were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core.

Individual samples selected for gold from drill core typically did not exceed one-meter in core length. Individual veins were included within a sample length usually not less than 0.3 metres in length. Wide intervals of altered rock seen in all the drill holes were sampled and analyzed for gold and trace elements.

Au was determined in most samples by fire-assay fusion with atomic absorption spectroscopy. Au was determined by metallic fire-assay on select samples that returned elevated Au values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized.

Gold values produced by metallic fire-assay are deemed to supersede gold values produced by standard fire assay owing to the larger size of sample analyzed and better reproducibility in samples with coarse gold.

Soil samples were collected using soil augers with approximately 250 g of soil placed in brown paper (kraft) bags. Soil sample locations were collected using a handheld GPS with the sample location and identifier marked in the field with a piece of plastic orange flagging tape and an embossed aluminium tag. Samples were shipped via air cargo out of Gander or St. John’s to ALS Chemex in North Vancouver, for Au assay by Au-ICP21 and 27-trace element analysis by ME-ICP61 or in the case of the 2003 soils samples shipped directly to Eastern Analytical in Springdale, NL.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY
Petro Drilling Company Ltd. (Petro Drilling) of Springdale, NL carried out the diamond drilling in 2002, 2003 and 2004 using a unitized Boyles 38 or Longyear 38 drill rig equipped to drill HQ and NQ-sized core. Drill sites and moves were made using a skidder or bulldozer. Core was placed in wooden trays supplied by Petro Drilling. Drill collars were located with respect to soil sample locations, local and UTM grid coordinates. A Reflex EZ-Shot or Sperry Sun downhole survey instrument was used to monitor drill hole deviation, with a test taken at least every 60 metres down the hole.

All core was logged by Mr. David Mullen, P.Geo., Mr. David Copeland, P.Geo. and Ms. Amy Newport, G.I.T. in a secure, well lighted core logging facility in Badger, Newfoundland. Drill core from the 2002, 2003 and 2004 drill programs at Golden Promise is currently stored, in steel racks, at the core logging facility in Badger, NL in wooden trays labeled with aluminium tags.

Drill data was entered into an MS Access database using Lagger 2002 software. Drill logs and sections were created using Lagger 2002 and Downhole Explorer software, respectively. All drill data was initially recorded on paper log sheets that are on file at Rubicon office in Badger and Gander, Newfoundland.

Assay samples were split using a rock saw by Mr. Jeff Noseworthy and Mr. Sam Burton (Rubicon staff) with half being sent to Eastern Analytical Laboratories of Springdale, NL for gold analysis using a combination fire assay/AA (Au) and sieving for metallics techniques for the 2002 and 2003 programs. Pulps were sent to ALS-Chemex

Laboratories in Vancouver for 27 elements ICP analysis along with check assays for gold. Coarse rejects are stored at Eastern Analytical. All drill core samples were delivered to Eastern or ALS-Chemex by Rubicon personnel immediately following logging and sampling of the drill holes. All samples collected during 2002, 2003 and 2004 were delivered directly by Rubicon personnel or independent transport companies (typically by freight truck) in sealed woven plastic bags to Eastern Analytical in Springdale, NL. Control samples were included within each sample shipment as outlined in Section 13.0. During 2004 all drill core samples were submitted to ALS-Chemex for analysis for gold using a combination fire assay/AA (Au) as well as 27 element ICP. ALS Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 - “General requirements for the competence of calibration and testing laboratories”. Descriptions of analytical techniques provided below are for analyses performed by ALS-Chemex, and apply to rock samples from surface and core collected during 2002, 2003, 2004 and 2005.

Au was determined by fire-assay fusion of a 30 g or 50 g sub-sample with atomic absorption spectroscopy (AAS). Au was determined by ‘metallics’ fire-assay on select samples that returned elevated Au values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized. In this procedure, the final prepared pulp (typically 1000 g) is passed through a 150-mesh (100 micron) screen to test its homogeneity. Any +150 mesh material remaining on the screen is retained and analyzed in its entirety by fire-assay fusion followed by cupellation and a gravimetric finish. The -150-mesh fraction is homogenized and two 30 g sub-samples are analyzed by standard fire assay procedures. The gold values for both +150 and -150 mesh fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. In this way one can evaluate the magnitude of the coarse gold effect as demonstrated by the levels of the +150 mesh material.

Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia. The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by ICP analysis. Major elements (reported as oxides) and Ba, Rb, Sr, Nb, Zr, and Y were determined by X-ray fluorescence spectrometry (XRF). This trace element and major oxide analysis package was used for samples collected during 2002, 2003, 2004 and 2005.

Chip and grab samples were collected by outside contractors and Rubicon personnel with the use of rock hammers and chisels. Effort was made to collect chip and channel samples perpendicular to the orientation of mineralized structures and veins where such information was known.

Individual samples typically range from 0.5 kg to 2 kg. The entire sample was crushed in an oscillating steel jaw crusher, followed by pulverization of a 250 g to 1000 g portion (entire sample pulverized for samples analyzed by ‘metallics’ fire assay) in a chrome steel ring mill.

13.0 DATA VERIFICATION
David Mullen, P.Geo. and David Copeland, P.Geo. supervised the drilling and sampling for the 2002 and 2003/2004 drill programs, respectively, as well as surface exploration activities from 2002 to present. The author has every reason to believe that work completed by Rubicon outside the supervision of the author was done in a professional manner and met or exceeded generally accepted industry standards for quality control and quality assurance.

Analytical standards were inserted into the sample stream (one in every 20 samples) by Eastern Analytical for rock grab and float samples taken during 2002, 2003, 2004 and 2005 and for the 2002 drill program. During 2003 and 2004 drilling and sampling programs, blanks and gold standards were alternately inserted into the sample stream once every 20 samples. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC. Sample batches were reanalyzed if any aberrations in the data were observed. In general, the blanks and standards indicate that the assays data are of acceptable quality.

All geophysical surveys have been carried out by well-established geophysical companies with extensive industry experience. Experienced geophysicists performed quality checks and interpretation of all geophysical data, all are independent of Rubicon and registered with Canadian Professional Associations.

14.0 INTERPRETATION AND CONCLUSIONS
Overall the exploration completed at Golden Promise has been successful to date at defining a high grade mineralizing system at the Jaclyn, Jaclyn North, Jaclyn South Zones and Shawn’s Shot Occurrence that are hosted within a predictive geological environment that bears many similarities to other mesothermal, orogenic, turbidite-hosted gold deposits throughout the world (Bendigo-Ballarat, Eastern Australia; Meguma, Nova Scotia), where auriferous quartz veins are located within regional to local scale anticlines.

Prospecting at Golden Promise was successful in initial discovery of all currently know mineralized zones with the exception of the mineralization encountered in hole GP04-41 which was discovered through soil sampling. In addition, systematic prospecting since 2002 has had the cumulative effect of strongly prioritizing areas for more detailed follow-up (soil sampling/trenching) work. The regional pattern of anomalous samples (2,334 samples) with elevated gold are hosted within or overlie Victoria Lake Group and Caradocian Shale sedimentary rocks. Overall a very low population of anomalous Au bearing samples has been returned from areas underlain by Badger Group sedimentary rocks. This after three years of prospecting has led to a strong degree of confidence that the Badger Group is not a likely host to gold mineralization of the age and type observed at the Jaclyn Zone. Although some soil and rock samples have been mapped as being underlain by Badger Group (e.g. Branden), subsequent follow-up work has shown the area to be underlain by Victoria Lake Group rocks that were not obvious from the airborne geophysical data.

Prospecting has indicated, in addition to an overall spatial distribution coincident with the Victoria Lake Group, a spatial affinity between quartz veins and quartz vein float trains and underlying linear magnetic highs, likely mafic dykes. This pattern, observed throughout the property, bears a strong similarity to the quartz vein/mafic dyke relationships observed at the Jaclyn Zone and the Shawn’s Shot Occurrence, where sericite/carbonate altered mafic dykes intrude mineralized quartz veins. In addition regional mafic dykes occupy structures with the same orientations (070o and 120o) as known mineralized veins at Jaclyn (070o) and Shawn’s Shot (110o to 120o). The mafic dykes are subsequently brecciated during progressive D1 deformation. A possible future exploration tool to be used in this environment is prospecting and soil sampling over areas where linear magnetic highs grade into weakly magnetic to non-magnetic trends where mafic dykes may be altered. It is noteworthy that Jaclyn Zone mafic dyke is not magnetic, perhaps due to magnetite, chromite, or pyrrhotite destruction during carbonate or potassic alteration.

Soil sampling at Golden Promise has been successful thus far based on the number of samples collected. This is in part indicated by the robust soil anomaly that overlies the Jaclyn Zone and the successful targeting and drilling of a mineralized quartz vein (3.4 g/t Au over 0.4 m) in hole GP04-41. The hole targeted a single anomalous soil sample (110 ppb Au) that is coincident with arsenopyrite-bearing quartz float. Soil sampling has also been successful in outlining new areas of anomalous gold bearing overburden on more or less each major grid completed during 2004 and 2005, particularly in the Rushy Pond and Three Angle Pond areas where anomalies form fairly continuous patterns with high tenor gold responses and coincident As and Sb anomalies.

Soil sampling contrastingly has not been successful in outlining significant anomalies associated with the Au-bearing Christopher vein, the Jaclyn South and Jaclyn North Zones and thus may not be a very efficient or suitable methodology for outlining all possible resident veins within the area. This may be a function of the wide line spacing (100 to 200 m) and sample spacing (25 m) that is employed relative to the overall anticipated size of the mineralized structures within the area (1 to 5 m). However, soil samples, analysed using MMI over the Christopher vein (collected at 10 m sample spacing) similarly do not show a significant anomaly, indicating that perhaps geochemical detection of these vein systems may not be completely resolved by either methodology. This was also observed at the Jaclyn North and Jaclyn South Zones, where in 2003 exploration showed a similar pattern, although in the case of these two zones drilling encountered a much higher grade mineralized system beneath each zone (12 to 45 g/t Au; Copeland and Newport, 2004a). Perhaps the answer lies in using the soil data, particularly the elements As and Sb to outline broad regions of potential mineralized veins, with conventional prospecting being the means used to locate specific mineralized structures.

Overall, rock and soil sampling has indicated that the most prospective areas underlain by rocks of the Victoria Lake Group and Caradocian Shale, particularly within regional to local anticlines. This is similar to many other turbidite hosted quartz vein systems globally. However, it is noted that the soil data to date is biased towards these geological environments.

Drilling in holes GP04-39 and 41 were successful in intersecting the Christopher Vein Zone that is the possible southwest extension of the Jaclyn Zone. This is significant despite the lack of grade encountered in the vein, in that it increases the potential strike length of the Jaclyn system to in excess of 775 metres. Similarly, the successful intersection of auriferous quartz veins within hole GP04-41 has extended the potential strike of the Jaclyn North Zone to 600 metres. These two discoveries, direct results, of conventional soil sampling and prospecting require aggressive follow-up drilling, as outlined below.

At Shawn’s Shot multiple vein zones with similar orientation and characteristics to the Jaclyn Zone were encountered. This is despite the fact that the drilling was not successful in encountering veining within the hole similar in grade (100.5 g/t Au) that was sampled at surface. Further work is required to test this target.

15.0 CONCLUSIONS AND RECOMMENDATIONS
Exploration at Golden Promise to date has been successful in extending the area of known mineralization within the Jaclyn Area that has the project now poised for an aggressive systematic drilling program in 2006. In all, at least 600 m and 775 m of strike length at the Jaclyn North Zone and the Jaclyn Zone need to be drill tested, respectively.

Based on the encouraging results of exploration conducted to date, a two-phase program on the Golden Promise Property is recommended. The Phase 1 program, consisting of 2000 m of diamond drilling at the Jaclyn North Zone is recommended for 2006. The projected budgeted cost of this program is $220,000, not including a 10% contingency ($22,000), as outlined below. The recommended Phase 2 program comprises diamond drilling (5000 m) at either the Jaclyn or Jaclyn North Zone, dependent upon the results of the Phase 1 program. Anticipated costs are estimated to be $530,000, not including a 10% contingency ($53,000), as outlined below.

Phase 1 Budget
Diamond Drilling (2000m)		$150,000
Assays		$ 20,000
Wages (drilling)		$ 30,000
Vehicles (Trucks/ATV/gas etc)	$ 7,500
Field Office/Core Shack & Supplies		$ 2,500
Accommodation/Food etc.	$ 10,000
Contingency (10%)		$ 22,000
Total		$242,000

Phase 2 Budget
Diamond Drilling (5000 m)		$375,000
Assays		$ 37,500
Wages (drilling)		$ 75,000
Vehicles (Trucks/ATV/gas etc)	$ 15,000
Field Office/Core Shack & Supplies		$ 6,500
Accommodation/Food etc.	$ 21,000
Contingency (10%)		$ 53,000
Total		$583,000

The Phase 1 Jaclyn North drilling program should comprise at least 2,000 metres of diamond drilling with the aim of extending the area of known gold mineralization along strike at least 200 m east and west from hole GP03-32 onwards to hole GP04-41 (600 m west). The program should comprise drilling that targets the known mineralized vein systems at a vertical depths of 75 and 200 metres and be completed on, at most, 75 metre centres.

The Phase 2 drilling program at the Jaclyn Zone should comprise a series of deeper holes to the east of the Jaclyn system and a tier of shallower holes at the eastern and western ends of the zone, particularly the trace of the zone to the west were it may possibly link up with the vein system exposed and drilled at the Christopher Zone.

The Phase 1 program has the aim of further defining the extent of the Jaclyn North Zone at shallow to moderate levels such that it can be adequately prioritized with respect to the more advanced Jaclyn Zone. The Phase 2 program has the goal of defining the Jaclyn and/or Jaclyn North Zones to the point such that a significant resource can be defined by late 2006.

            Respectfully Submitted:

            Larry R. Pilgrim, B.Sc., P. Geol.
            Qualified Person

16.0 REFERENCES
Copeland, D.
2004a:	Technical report on the Golden Promise Property, Badger and Grand Falls Map sheets, Central Newfoundland. Form 43-101F1 Report Prepared for Rubicon Minerals Corporation. 38 p.

Copeland, D.
2004b:	Second Year Assessment Report on Airborne Geophysics on the Otter Brook Property, central Newfoundland, NTS 12A/16. Rubicon Minerals Corporation unpublished assessment report. 20 p.

Copeland, D. and Newport, A.
2005:
Assessment Report on Prospecting, Rock and Soil Sampling, Trenching, Airborne Geophysics and Diamond Drilling, on the Golden Promise Property, central Newfoundland, NTS 12A/16, 02D/13. Rubicon Minerals Corporation unpublished assessment report. 29 p.

Copeland, D. and Newport, A.
2004a:
Assessment Report on Prospecting, Rock and Soil Sampling, Trenching, Airborne Geophysics and Diamond Drilling, on the Golden Promise Property, central Newfoundland, NTS 12A/16, 02D/13. Rubicon Minerals Corporation unpublished assessment report. 29 p.

Copeland, D. and Newport, A.
2004b:
Supplementary 2nd Year Assessment Report on Soil Sampling and Diamond Drilling, on the Golden Promise Property, central Newfoundland, NTS 12A/16, 02D/13. Rubicon Minerals Corporation unpublished assessment report. 38 p.

Courtney, S.
2002:	1st Year Assessment Report - Otter Brook Property, Central NF, Mineral Licence # 8904M, NTS 12A16. Unpublished Mineral Assessment Report. 12 p.

Coyle, M. and Strong, D.F.
1987:	Geology of the Springdale Group: a newly recognized Silurian epicontinental-type caldera in Newfoundland. Canadian Journal of Earth Sciences, Volume 24, p. 1135-1148.

Dallmeyer, R.D., Kean, B.F., Odom, A.L., and Jayasinghe, N.R.
1983:
Age and contact-metamorphic effects of the Overflow Pond Granite: an undeformed pluton in the Dunnage Zone of the Newfoundland Appalachians. Canadian Journal of Earth Sciences, Volume 20, p. 1639-1645.

Dean, P.L.
1978:	The volcanic stratigraphy and metallogeny of Notre Dame Bay. Memorial University of Newfoundland, St. John’s Newfoundland, Geology Report 7, 204 pages.

Dominy, S.C., Johansen, G.F., Cuffley, B. W., Platten, I. A., and Annels, A. E.
2000:	Estimation and Reporting of Mineral Resources for Coarse Gold-bearing Veins; Exploration and Mining Geology, Volume 9, No. 1, pp.13-42.

Evans, D.T.W. and Kean, B.F.
2002:	The Victoria Lake Supergroup, central Newfoundland - its definition, setting and volcanogenic massive sulphide mineralization. Open File NFLD/2790. 80 p.

Evans, D.T.W., Kean, B.F. and Jayasinghe, N.R.

1994: Geology and mineral occurrences of Badger. Map 94-224. Scale: 1:50 000. Government of Newfoundland and Labrador, Department of Mines and Energy, Geological Survey Branch, Open File 012A/16/0687. Blueline paper, GS# 012A/16/0687.

Fedikow, M.
2004a:	Interpretation Of Mobile Metal Ions And Traditional (Aqua-Regia/INAA) Soil Geochemical Surveys At The Golden Promise Property, Central Newfoundland N.T.S. 12A/16.

Fedikow, M.
2004b:	Interpretation of Mobile Metal Ions (MMI-M) Soil Geochemical Surveys From the Jaclyn Zone, Jaclyn West, Shawn’s Shot and Branden Areas, Badger Area, Central Newfoundland N.T.S. 12A/16.

Johansen, G.F.
2001:	An Exploration Strategy for the Redevelopment of the Bendigo Goldfield. Internal Company report prepared for Bendigo Mining N.L. 97p.

Kean, B.F. and Jayasinghe, N.R.
1982:
Badger, Grand Falls District, Newfoundland. Map 80-281. Scale: 1:50 000. In Geology of the Badger map area (12A/16), Newfoundland. Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 81-02, 42 pages, enclosures (map, cross-section). GS# 012A/16/0283.

Kean, B.F. Dean, P.L. and Strong, D.F.
1981:	Regional geology of the Central Volcanic Belt of Newfoundland. Geological Association of Canada, Special Paper 22, p. 65-78.

Klassen, R.A.
1994:	A preliminary interpretation of glacial history derived from glacial striations, central Newfoundland; in Current Research 1994-D, Geological Survey of Canada, p. 13-22.

Lazenby, P.G.
1966:
Airborne Electromagnetic Survey Report on Area 1966-13, NALCO Option, Selco Exploration Co. Ltd.; McIntyre Porcupine Mines Ltd. Nfld.: Badger Concession Area; Badger. Newfoundland Department of Mines and Energy unpublished assessment report file No. NFLD (308).

McNeill, P.
2005:
A Report on Geological Mapping on Rubicon Minerals Corporation’s Golden Promise Property, Newfoundland, in 2004: The Stratigraphy and Structure of the Property, Regional Prospectivity and Recommendations for Future Gold Exploration.

Moore, P.
2003a:
Supplementary 1st Year Assessment Report on Prospecting, Rock and Soil Sampling on the Mercer Golden Promise Option Property Licences 8859M, 8864M and 8868M (NTS 12A/16), Newfoundland, for William Mercer (Licence Holder) and Rubicon Minerals Corporation, work conducted from June 2002 to July 2003. 9p.

Moore, P.

2003b: First year Assessment Report on Prospecting Rock & Soil Sampling on the Badger- Golden Promise Property, Licences 8967M, 8968M, 8969M & 8870M (NTS 12A/16), Newfoundland, for Jacob Kennedy (licence holder 8967M, 8968M & 8869M) and Donald Driscoll (licence holder 8969M & 8870M) and Rubicon Minerals Corporation, work conducted from June 2002 to July 2003. 8p.

Mullen, D.V.
2003:
First Year Assessment Report, Trenching and Diamond Drilling Program, Golden Promise Project, Licences 8859M & 8868M, Badger Area, Newfoundland, NTS. 12A/16. Rubicon Minerals Corporation unpublished assessment report. 14 p.

Newport, A.M.
2003:	A Comparison of Auriferous Boulders to a Potential Bedrock Source, Golden Promise Prospect, Badger, Newfoundland (N.T.S. 12A/16). Unpublished B.Sc. Thesis, Memorial University of Newfoundland. 125 p.

Stevens, R.K.
1970:
Cambro-Ordovician flysh sedimentation and tectonics in west Newfoundland and their possible bearing on a Proto-Atlantic Ocean. In Flysh Sedimentology of North America. Edited by J. Lajoie. Geological Association of Canada, Special Paper 7, p. 165-177.

Swinden, H.S.
1990:	Economic Geology of the eastern Hermitage Flexure. In Current Research. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 80-1, p. 100-109.

Szybinski, Z.A., Swinden, H.S., O’Brien, F.H.C., Jenner, G.A. and Dunning, G.R.
1990:
Correlation of Ordovician volcanic terranes in the Newfoundland Appalachians: lithological, geochemical and age constraints. Geological Association of Canada-Mineralogical Association of Canada, Joint Annual Meeting. Program with Abstracts, Volume 15, p. A128.

Tarnocai, C.
2004:	Geological Interpretation and Target Selection at Golden Promise, Newfoundland. Placer Dome confidential report.

Williams, H. Colman-Sadd, S.P. and Swinden, H.S.
1988:	Tectonic stratigraphic subdivisions of central Newfoundland. In Current Research Part B. Geological Survey of Canada, No. 6 pp. 142-166.

17.0 CERTIFICATE OF THE QUALIFIED PERSON
I, Larry R. Pilgrim, a self-employed geological consultant residing at 10 Witchazel Lane, King’s Point, Newfoundland and Labrador, A0J 1H0, hereby certify that:

1. I am a graduate of the Memorial University of Newfoundland, St. John’s, NL with a B.Sc. degree in geology (1980).

2. I have been employed in the mineral exploration and mining industry for 25 years, and have explored for gold, base metals, uranium, and oil in Canada for both senior and junior mining companies.

3. I am a member in good standing with the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Registration No. 03154).

4.	My most recent visit to the Golden Promise Property was on May 2, 2005.

5.
I personally prepared or reviewed all sections of this technical report entitled “Form 43-101F1 Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 and 02D/13, Newfoundland and Labrador”.

6. I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

7. I have not been employed by nor hold securities of the reporting issuer; Rubicon Minerals Corporation. I, therefore, am considered independent of Rubicon Minerals Corporation in respect of this report.

8. I have read National Instrument 43-101 and Form 43-101F, and the technical report has been prepared in compliance with this Instrument and Form 43-101F.

Larry R. Pilgrim, B.Sc., P.Geo.
Dated this 6th day of December, 2005
Signature of Author

(Effective Date: January 6, 2006)

13

Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Selected Gold Occurrences
Geology
Badger Group
Badger Mag High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
5000 0 5000 Meters
Scale 1:200,000
545000
550000
555000
560000
565000
570000
575000
580000
585000
5425000
5420000
5415000
5410000
5405000
5400000
Justin's Hope
Jaclyn West
Branden
Rushy Pond
Jaclyn Zone
Shawn's Shot
Otter Brook
Joe Glodes
Tom Joe
Three Angle Pond
11034M
11347M
11018M
11012M
11028M
11029M
11062M
11057M
Exploits River

Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Geology
Badger Group
Badger Mag High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
Soil Samples (Au in ppb)
0 - 30
31 - 10000
Rock float and Grab Samples (Au in ppb)
0 - 150
150 - 100500
2003 and 2004 Drillholes
2002 Drillholes
Trenches
500 0 500
Meters
Scale 1:25,000
UTM NAD27 Zone 21
Justin's Hope
Jaclyn East
Jaclyn
Axial Trace of Jaclyn Anticline
Exploits River
561500
562000
562500
563000
563500
564000
564500
565000
565500
566000
5420500
5420000
5419500
5419000
5418500
5418000
5417500
5417000

Figure 5. Jaclyn-Justin's Hope Area Exploration Summary.

559500
560000
560500
561000
561500
562000
5418000
5417500
5417000
5416500
5416000
N
W
E
S
Jaclyn North
Jaclyn
Christopher Zone
Jaclyn West Area
GP04-41
GP04-43
GP04-44
GP04-42
GP04-39, 40
Axial Trace of Jaclyn Anticline
Exploits River
Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Geology
Badger Group
Badger Mag High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
Soil Samples (Au in ppb)
0 - 30
31 - 10000
Rock float and Grab Samples (Au in ppb)
0 - 150
150 - 100500
2003 and 2004 Drillholes
2002 Drillholes
Trenches
250 0 250
Meters
Scale 1:15,000
UTM NAD27 Zone 21

Figure 6. Jaclyn West Area Exploration Summary.

Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Geology
Badger Group
Badger Mag High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
Soil Samples (Au in ppb)
0 - 30
31 - 10000
Rock float and Grab Samples (Au in ppb)
0 - 150
150 - 100500
2003 and 2004 Drillholes
2002 Drillholes
Trenches
Scale 1:25,000
UTM NAD27 Zone 21
Meters
500
0
500
Shawn's Shot Occurrence
Exploits River
Axial Trace of Exploits Antiline
GP04-45-46
N
E
W
S
555000
555500
556000
556500
557000
557500
558000
558500
559000
5414500
5414000
5413500
5413000
5412500
5412000
5411500
5411000

Figure 7. Shawn's Shot Occurrence Exploration Summary.

565500
566000
566500
567000
567500
568000
568500
5425500
5425000
5424500
5424000
5423500
5423000
5422500
N
W
E
S
Branden Occurrence
Explotis River
Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Geology
Badger Group
Badger Mag High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
Soil Samples (Au in ppb)
0 - 30
31 - 10000
Rock float and Grab Samples (Au in ppb)
0 - 150
150 - 100500
2003 and 2004 Drillholes
2002 Drillholes
Trenches
250 0 250 500
Meters
Scale 1:20,000
UTM NAD27 Zone 21

Figure 8. Branden Area Exploration Summary.

558500
559000
559500
560000
560500
561000
561500
5412500
5412000
5411500
5411000
5410500
5410000
5409500
N
S
E
W
OB West Northern Grid
Axial Trace - Otter Brook Anticline
Otter Brook
Occurrence
OB West Southern Grid
Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Geology
Badger Group
Badger Meg High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
Soil Samples (Au in ppb)
0 - 30
31 - 10000
Rock float and Grab Samples (Au in ppb)
0 - 150
150 - 100500
2003 and 2004 Drillholes
2002 Drillholes
Trenches
250 0 250 500
Meters
Scale 1:20,000
UTM NAD27 Zone 21

Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Geology
Badger Group
Badger Mag High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
Soil Samples (Au in ppb)
0 - 30
31 - 10000
Rock float and Grab Samples (Au in ppb)
0 - 150
150 - 100500
2003 and 2004 Drillholes
2002 Drillholes
Trenches
250 0 250 500
Meters
Scale 1:20,000
UTM NAD27 Zone 21
Exploits River
Rushy Pond Grid
Axial Trace - Rushy Pond Anticline
N
E
W
581000
581500
582000
582500
583000
583500
584000
584500
5421500
5421000
5420500
5420000
5419500
5419000
5418500

Figure 10. Rushy Pond Area Exploration Summary.

545500
546000
546500
547000
547500
548000
548500
5411000
5410500
5410000
5409500
5409000
5408500
5408000
N
E
W
Joe Glodes Area
Joe Glodes Anticline
Axial Trace
Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Geology
Badger Group
Badger Mag High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
Soil Samples (Au in ppb)
0 - 30
31 - 10000
Rock float and Grab Samples (Au in ppb)
0 - 150
150 - 100500
2003 and 2004 Drillholes
2002 Drillholes
Trenches
250 0 250 500
Meters
Scale 1:20,000
UTM NAD27 Zone 21

Figure 11. Joe Glodes Area Exploration Summary.

Legend
Golden Promise Licences
Rivers
Roads
Lakes, Ponds
Geology
Badger Group
Badger Mag High
Botwood Group Undevided
Buchans Group Undevided
Caradoc Shale
Crippleback Lk Assumed
Crippleback Lk Qtz Gabbro
Crippleback Lk Qtz Monzonite
Hodges Hill Granite
Jasperite
Lower Victoria Lake Group
Skull Hill Qtz Syenite
Tally Pond Volcanics
Upper Badger Group
Victoria Lake Group
Victoria Lake Group Gabbro
Soil Samples (Au in ppb)
0 - 30
31 - 10000
Rock float and Grab Samples (Au in ppb)
0 - 150
150 - 100500
Late Fault Zones
Three Angle Pond Grid
N
E
S
W
569000
569500
570000
570500
571000
571500
572000
5406000
5405500
5405000
5404500
5404000
5403500
5403000
250
0
250
500
Meters
Scale 1:20,000
UTM NAD27 Zone 21

Figure 12. Three Angle Pond Area Exploration Summary.